EXHIBIT 2.1
Dated 23 August 2006
MACQUARIE YORKSHIRE LLC
- and -
MIC EUROPEAN FINANCING S.AR.L
- and -
SECONDARY MARKET INFRASTRUCTURE FUND UK LP
(acting by its general partner SMIF UK Limited)
- and -
MACQUARIE INFRASTRUCTURE COMPANY LLC

SALE AND PURCHASE AGREEMENT
relating to the sale and purchase of all the shares in
Macquarie Yorkshire Limited and the acquisition of the benefit of certain debts owed by Macquarie Yorkshire Limited

ABU DHABI | BEIJING | BRUSSELS | DUSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SAO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

THIS AGREEMENT is made on 23 August 2006
BETWEEN:
(1)	MACQUARIE YORKSHIRE LLC a limited liability company registered under the laws of Delaware whose principal executive office is at 125 West 55th Street, New York, NY, 10019, USA (the “Vendor” or “MY LLC”);

(2)	MIC EUROPEAN FINANCING S.AR.L a société à responsabilité limitée incorporated under the laws of Luxembourg whose registered address is c/o Alter Domus, 5, rue Guillaume Kroll, BP 2501, L-1-25 Luxembourg (“MEFS”);

(3)	SECONDARY MARKET INFRASTRUCTURE FUND UK LP a limited partnership registered in England under number LP009106 whose principal place of business is at Aylesbury House, 17 – 18 Aylesbury Street, London EC1R 0DB, acting by its general partner SMIF UK Limited of Aylesbury House, 17-18 Aylesbury Street, London EC1R 0DB (registered in England with company number 04906231) (the “Purchaser” or “SMIF”); and

(1)	MACQUARIE INFRASTRUCTURE COMPANY LLC a limited liability company registered under the laws of Delaware whose principal executive office is at 125 West 55th Street, New York, NY, 10019, USA (the “Guarantor” or “MICL”).
WHEREAS:
(A)	The Vendor wishes to sell the Shares and the Purchaser wishes to purchase the Shares (as defined in this Agreement) in each case on the terms and subject to the conditions of this Agreement.

(B)	The Vendor wishes to transfer and the Purchaser wishes to assume certain rights and obligations of the Vendor associated with the ownership of the Shares pursuant to the Completion Documents (as defined in this Agreement).

(C)	The Vendor and MEFS wish to assign, and the Purchaser wishes to acquire, the benefit of the MYL Debt (as defined in this Agreement).
IT IS AGREED as follows:
1.	INTERPRETATION

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Accounts” means the consolidated unaudited accounts of Connect Holdings and of the Company as at their respective Accounts Dates;

“Accounts Date” means 31 March 2006 in respect of Connect Holdings and 30 June 2006 in respect of the Company;

“Affiliate” means in relation to any person:

(a)	(i) its parent undertaking (within the meaning of section 258 of the Companies Act 1985); (ii) any subsidiary undertaking (within the meaning of that section) of such body corporate or of its parent undertaking; or (iii) or any other entity which is not a body corporate but which ultimately controls that party from time to time;

(b)	any unit trust, investment fund, partnership (whether a limited partnership, limited liability partnership or other form of legally recognized partnership) or other fund or other entity of which any entity referred to in paragraph (i) of this definition is the general partner, trustee, principal or manager (either directly or indirectly); and

(c)	any nominee or trustee of any entity falling within paragraphs (a) and (b) of this definition acting in such capacity (whether on a change of nominee or trustee or otherwise);
“agreed terms” means, in relation to any document, such document in the terms agreed between the Vendor and the Purchaser and signed for the purposes of identification by the Vendor’s Solicitors and the Purchaser’s Solicitors;

“Agreement” means this agreement, including the Recitals and Schedules;

“ARIA” means the intercreditor agreement dated 26 March 1996 as amended and restated on 20 October 1997 and further amended and restated on 4 September 2001 and now between Connect, Connect Holdings, MYL, MIUK, ABN Amro Bank NV, European Investment Bank, European Investment Fund, BB and certain other financial institutions;

“BB” means Balfour Beatty PLC whose registered office is at 130 Wilton Road, London SW1V 1LQ;

“BB Confirmation” means confirmation that either:
(a)	BB has waived all rights to a pre-emptive acquisition of the Shares pursuant to Clause 11A of the Shareholders’ Agreement; or

(b)	the pre-emption process in Clause 11A of the Shareholders’ Agreement is complete and pursuant to Clause 11A(4)(a) of the Shareholders’ Agreement, the Vendor is able to sell the Shares to the Purchaser;
“Business Day” means a day on which banks are open for business in London (excluding Saturdays, Sundays and public holidays);

“CBFA” means the commercial bank facility agreement dated 26 March 1996 as amended and restated on 20 October 1997 and further amended and restated on 4 September 2001 and now between Connect and ABN Amro Bank NV;

“Commercial Subordinated Loan Agreement” means the commercial subordinated loan agreement dated 26 March 1996 as amended and restated on 20 October 1997 and further amended and restated on 4 September 2001 and now between Connect, MYL and BB;

“Company” or “MYL” means Macquarie Yorkshire Limited details of which are contained in Schedule 1;

“Company’s Connect Loan Notes” means the Connect Loan Notes in the amount of £2,854,419.00 registered in the name of the Company;

“Completion” means the completion of the sale and purchase of the Shares pursuant to Clause 6;

“Completion Date” means the date of Completion;

“Completion Documents” means the documents in the agreed terms listed in Part C of Schedule 5;

“Conditions Precedent” means each of the matters listed in Schedule 2;

“Connect” means Connect M1-A1 Limited (formerly Yorkshire Link Limited) whose registered office is at 6th Floor, 350 Euston Road, Regents Place, London NW1 3AX (registered number 2999303);

“Connect Documents” means the Project Documents as defined in the CBFA and the Finance Documents as defined in the ARIA;

“Connect Holdings” means Connect M1-A1 Holdings Limited (formerly Yorkshire Link (Holdings) Limited) whose registered office is at 6th Floor, 350 Euston Road, Regents Place, London NW1 3AX (registered number 3059235);

“Connect Holdings Shares” means the 1,500,000 fully paid issued ordinary shares of £1.00 each which the Company holds in the capital of Connect Holdings;

“Connect Loan Notes” means the £12,000,000 15 per cent. secured subordinated loan stock 2020 constituted by Connect under an instrument dated 26 March 1996 and issued subject to the provisions of that instrument and of an intercreditor agreement dated 26 March 1996 as amended and restated on 20 October 1997 and further amended and restated on 4 September 2001

“Connect Shares” means the 3,000,001 fully paid issued ordinary shares of £1.00 each which Connect Holdings holds in the capital of Connect;

“Consideration” has the meaning given to it in Clause 3;

“DBFO Contract” means the contract dated 26 March 1996 between the Secretary of State and Connect;

“Disclosed Information” means the documentation and information relating to the MYL Group made available to the Purchaser by the Vendor and listed in Schedule 7 of this Agreement;

“EIB Facility Agreement” means the EIB facility agreement dated 26 March 1996 as amended and restated on 20 October 1997 and further amended and restated on 4 September 2001 between Connect and the European Investment Bank;

“EIF Facility Agreement” means the EIF Senior Guarantee Facility Agreement between the European Investment Fund and Yorkshire Link Limited dated 26 March 1996, and amended and restated on 4 September 2001;

“Encumbrance” means any claim, charge (fixed or floating), mortgage, pledge, security, lien, option, right to acquire, equity, power of sale, hypothecation, assignment by way of security, trust arrangement for the purpose of providing security or other third party rights, retention of title, right of pre-emption, right of first refusal or security interest of any kind and any agreement to create any of the foregoing;

“Finance Documents” means the Finance Documents (as defined in the Intercreditor Agreement) and the MYL Debt;

“Financial Model” means the financial model in respect of the Project, which is referred to at 7.17.33 in Schedule 7;

“Group Relief” has the meaning given to it in the Tax Deed;

“MEFS Debt” means the outstanding intra-group debt owed by the Company to MEFS, as evidenced by a loan agreement dated 2 March 2005;

“MEFS Warranties” means the warranties set out in Part B of Schedule 3;

“MIUK” means Macquarie Infrastructure (UK) Limited whose registered office is at Level 29 and 30, City Point, 1 Ropemaker Street, London EC2Y 9HD;

“MY LLC Debt” means the outstanding intra-group debt owed by the Company to the Vendor, as evidenced by a loan agreement dated 22 December 2004;

“MYL Debt” means the MY LLC Debt and the MEFS Debt;

“MYL Group Companies” or “MYL Group” means any of or all of Connect, Connect Holdings and MYL, as the context requires and “MYL Group Company” shall be construed accordingly;

“New Parent Company Guarantee” means the parent company guarantee from the Purchaser to BB in respect of, inter alia:
(d)	the obligations of the Company under the Shareholders’ Agreement; and

(e)	the obligations of the Company under the Secondment Agreement;
“Parent Company Guarantee” means the guarantee from MICL to BB dated 22 December 2004 which is to be replaced by the New Parent Company Guarantee;

“Project” means the operation and maintenance of the M1/A1 Link Road;

“Project Documents” has the meaning given thereto in the DBFO Contract;

“Purchaser’s Group” means the Purchaser and its Affiliates from time to time;

“Purchaser’s Solicitors” means CMS Cameron McKenna LLP of Mitre House, 160 Aldersgate Street, London EC1A 4DD (Ref SKR/SNH/111429.11);

“Purchaser’s Warranties” means the warranties set out in Part C of Schedule 3;

“Related Party” means any Affiliate, shareholder, partner or joint venturer of the Purchaser;

“Relevant Date” means 28 February 2007;

“Secondment Agreement” means the secondment agreement dated 22 December 2004 and now between Connect, MYL and BB;

“Secretary of State” means the Secretary of State for Transport;

“Shareholders’ Agreement” means the shareholders’ agreement dated 22 December 2004 and now between Connect, Connect Holdings, MYL, MY LLC and BB;

“Shareholders’ Agreement Novation” means a novation of the Shareholders’ Agreement between inter alia the Purchaser, MYL, Connect Holdings, Connect, MY LLC and BB in the agreed terms;

“Shares” means the 5,000,000 fully paid issued ordinary shares of £1 each in the capital of the Company owned by the Vendor;

“Subordination Agreement” means the subordination agreement dated 2 March 2005 entered into between MY LLC, MEFS and the Company in relation to the MYL Debt;

“TCGA” means the UK Taxation of Chargeable Gains Act 1992;

“Tax” or “tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or delay in paying any of the same) and “Taxation” shall be construed accordingly;

“Tax Authority” means any authority, body, agency or official having or purporting to have power or authority in relation to Tax;

“Taxes Act” means the UK Income and Corporation Taxes Act 1988;

“Tax Deed” means the tax deed entered into between the Vendor and the Purchaser of even date with this Agreement;

“Tax Disclosure Letter” means the disclosure letter relating to the Tax Warranties to be delivered by the Vendor to the Purchaser on the date of this Agreement;

“Tax Return” means any return, notice, computation or document in relation to Tax;

“Tax Warranties” means the warranties and representations set out in paragraph 16 of Part A of Schedule 3 and “Tax Warranty” shall be construed accordingly;

“Third Party Consents” means those consents listed in Part A of Schedule 2;

“Transaction Documents” means this Agreement, the Shareholders’ Agreement Novation, the Tax Deed, the Tax Disclosure Letter and the New Parent Company Guarantee;

“VATA” means the UK Value Added Tax Act 1994;

“VAT” means Tax chargeable under VATA;

“Vendor’s Solicitors” means Shearman & Sterling (London) LLP of Broadgate West, 9 Appold Street, London, EC2A 2AP;

“Vendor’s Warranties” means the warranties set out in Part A of Schedule 3; and

“Warranties” means the Vendor’s Warranties, the MEFS Warranties and the Purchaser’s Warranties and “Warranty” shall be construed accordingly.

1.2	Subordinate Legislation

References to a statutory provision include any subordinate legislation made from time to time under that provision which is in force at the date of this Agreement.

1.3	Modification etc. of Statutes

References to a statute or statutory provision include that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement so far as such modification, re-enactment or consolidation applies or is capable of applying to any transactions entered into in accordance with this Agreement prior to Completion and (so far as liability thereunder may exist or can arise) shall include also any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which such statute or provision has directly or indirectly replaced except to the extent that any statute or statutory provision made or enacted after the date of this Agreement would create or increase a liability of the Vendor or the Purchaser under this Agreement.

1.4	Clauses, Schedules etc.

References to this Agreement include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of and Schedules to this Agreement. References to paragraphs are to paragraphs of the Schedules.

1.5	Amendments to Documents

References to this Agreement or any other document include this Agreement or such other document as varied, modified or supplemented from time to time.

1.6	Headings

Headings shall be ignored in construing this Agreement.

1.7	Subsidiaries, Holding Companies

The expressions “subsidiary” and “holding company” shall have the same meanings in this Agreement as their respective definitions in the Companies Act 1985.

1.8	Warranties

Where any statement is qualified by the expression “so far as the Vendor is aware” or “to the best of the Vendor’s knowledge, information and belief” or any similar expression, that expression or statement shall be deemed to be made on the basis of all matters of which the Chief Executive Officer and the Chief Finance Officer of the Vendor has actual knowledge or ought reasonably to have actual knowledge having made all reasonable enquiries of each of Stephen Peet, Sean MacDonald, Andrew Horn, David Harrison, Colin Chanter and Annabelle Helps, in each case as at the date of this Agreement.

1.9	References to a “person” shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality).

1.10	The singular includes the plural and vice versa and references to one gender include all genders.

2.	AGREEMENT TO SELL THE SHARES AND MYL DEBT

2.1	Sale of Shares
(a)	The Vendor agrees to sell with full title guarantee and the Purchaser agrees to purchase the Shares together with, subject to clauses 2.3 and 2.4, all rights and advantages now or in the future attaching to the Shares.

(b)	The Vendor shall sell to the Purchaser the Shares free from any Encumbrance.

(c)	The Vendor shall use reasonable endeavours to procure that on or prior to Completion any and all rights of pre-emption over the Shares are waived irrevocably by the persons entitled thereto.

(d)	The Purchaser shall not be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously.
2.2	Assignment of MYL Debt
(a)	MY LLC agrees to assign, and the Purchaser agrees to purchase, all rights, title, interest and benefit in and to the MY LLC Debt (including, without limitation, all interest, if any, due in respect of the MY LLC Debt or to become due).

(b)	MEFS agrees to assign, and the Purchaser agrees to purchase, all rights, title, interest and benefit in and to the MEFS Debt (including, without limitation, all interest, if any, due in respect of the MEFS Debt or to become due).
Income

2.3	For the avoidance of doubt:
(a)	the Vendor shall be entitled to receive:
(i)	in respect of the Shares and Connect Holdings Shares, all dividends and distributions (whether of income or capital) declared, paid or made by the Company or Connect Holdings (as the case may be) provided such dividends and distributions do not exceed the amounts specified in the Financial Model and are not likely to prejudice the projections in the Financial Model; and

(ii)	in respect of the Company’s Connect Loan Notes and the Commercial Subordinated Loan Agreement, all interest due, accrued or payable, in respect of any period ending on or before 30 September 2006; and

(b)	the Purchaser shall, subject to Completion occurring, only be entitled to receive:
(i)	in respect of the Shares and Connect Holdings Shares, all dividends and distributions (whether of income or capital) declared, paid or made by the Company or Connect Holdings (as the case may be); and

(ii)	in respect of the Company’s Connect Loan Notes and the Commercial Subordinated Loan Agreement, all interest due, accrued or payable, in respect of the any period commencing on or after 1 October 2006.
2.4	The Vendor and the Purchaser agree that:
(a)	the Purchaser shall forthwith account to the Vendor for any dividends and distributions (whether of income or capital) it may receive in respect of the Shares and Connect Holdings Shares and/or any interest it may receive in respect of the Company’s Connect Loan Notes and pursuant to the Commercial Subordinated Loan Agreement in respect of any period ending on or before 30 September 2006; and

(b)	the Vendor shall forthwith account to the Purchaser for any dividends and distributions (whether of income or capital) it may receive in respect of the Shares and Connect Holdings Shares and/or any interest it may receive in respect of the Company’s Connect Loan Notes and pursuant to the Commercial Subordinated Loan Agreement in respect of any period commencing on or after 1 October 2006, in each case by payment to such bank account as the relevant party shall notify to the other in writing.

2.5	If Completion has not occurred by the Relevant Date, and the parties have not agreed in writing to extend the Relevant Date, the Purchaser shall no longer be entitled to receive any dividends, distributions and/or interest pursuant to clause 2.3(b) and shall be required forthwith to account to the Vendor for any dividends, distributions and/or interest it may have received pursuant to clause 2.3(b) in each case by payment to such bank account as the Vendor shall notify to the Purchaser.

2.6	Completion Documents
(a)	The Vendor wishes to transfer and the Purchaser wishes to assume certain rights and obligations of the Vendor associated with its ownership of the Shares pursuant to the Completion Documents. Each of the Purchaser and the Vendor agrees to execute, or procure that any MYL Group Company executes, any Completion Document to which it is expressed to be a party in accordance with Part C of Schedule 5.

(b)	Each of the Vendor and MEFS agrees to execute, and procure that the Company acknowledges receipt of, a notice of assignment in respect of the assignment of the MY LLC Debt and the MEFS Debt in accordance with Part C of Schedule 5.
3.	CONSIDERATION

3.1	The total consideration for the sale of the Shares and the assignment of the MYL Debt shall be the payment by the Purchaser to MY LLC and MEFS, in accordance with Clause 3.3, of £43,627,000 (the “Consideration”). For the avoidance of doubt, the Consideration is payable to the Vendor or MEFS (as the case may be) in addition to any sum which the Vendor is entitled to receive under clause 2.3.

3.2	The Consideration shall be increased by £7,000.00 for each day after 30 September 2006 that Completion occurs.

3.3	The Consideration will be apportioned as follows:
(a)	in consideration for the assignment to the Purchaser of the MY LLC Debt, the Purchaser will pay to the Vendor the outstanding face value of the MY LLC Debt as at Completion (“Amount A”);

(b)	in consideration for the assignment to the Purchaser of the MEFS Debt, the Purchaser will pay to MEFS the outstanding face value of the MEFS Debt, plus any accrued interest, as at Completion (“Amount B”); and

(c)	in consideration for the sale of the Shares to the Purchaser, the Purchaser will pay to the Vendor a sum equal to the Consideration (as adjusted, if necessary, pursuant to Clause 3.2) less the aggregate of Amount A and Amount B (“Amount C”).
4.	CONDITIONS

4.1	Conditions Precedent

The obligations to sell and purchase the Shares and assign the MYL Debt contained in Clauses 2.1 and 2.2 are conditional upon (and accordingly beneficial ownership in the Shares, and rights, title, interest and benefit in and to the MYL Debt, will not pass until) satisfaction of the Conditions Precedent or their satisfaction subject only to Completion of this Agreement.

4.2	Responsibility for Satisfaction
(a)	Each of the Vendor and Purchaser shall use reasonable endeavours to ensure the satisfaction of the Conditions Precedent as soon as practicable and in any event by the Relevant Date or as otherwise agreed in writing by the parties.

(b)	Without prejudice to Clause 4.2(a), the Vendor and the Purchaser agree that, prior to Completion, all requests and enquiries from the Secretary of State or any other governmental agency, court or body, any lender, agent or security trustee under any relevant financing or any party to the Shareholders’ Agreement shall be dealt with by the Vendor following due consultation with the Purchaser and the Vendor shall ensure that all such requests and enquiries are promptly notified to the Purchaser.

(c)	The Vendor and the Purchaser shall promptly co-operate with and provide all necessary information and assistance reasonably required by such governmental agency, court or body, any lender, agent or security trustee under any relevant financing or any party to the Shareholders’ Agreement upon being requested to do so by the other.

(d)	The Secretary of State shall not be requested to provide its consent pursuant to paragraph 1 of Schedule 2 until the Conditions Precedent which do not require the consent of the Secretary of State (listed in paragraphs 2 to 5 of Part A, and in Part B, of Schedule 2) have been satisfied, unless the parties determine otherwise.
4.3	Non-satisfaction

If any Condition Precedent is not satisfied on or before the Relevant Date or such later period of time as the Purchaser and the Vendor may agree in writing, then, save as otherwise expressly provided, this Agreement shall terminate and no party shall have any claim against the other party under it. The provisions of Clauses 1, 10.1, 10.3, 11.1, 11.2, 11.3, 11.4, 11.8, 11.9, 11.10, 11.11 and 11.15 shall survive any termination of this Agreement and the rights and liabilities of the parties which have accrued before termination or in relation to these Clauses shall survive termination.

5.	ACTION PENDING COMPLETION

5.1	Amendments

Until the earlier of Completion and the termination of this Agreement in accordance with Clause 4.3, the Vendor shall not:
(a)	agree to any amendment, modification or waiver, or grant any consent in respect of, any Connect Documents without the consent of the Purchaser; or

(b)	agree to any matter, involving the Company in its capacity as shareholder without the written consent of the Purchaser, other than the declaration, payment or making of a dividend or distribution to the Vendor in respect of any period ending on or before 30 September 2006, except to the extent required to comply with its obligations under this Agreement and provided that such consent shall not be unreasonably withheld or delayed or made subject to any unreasonable conditions.

5.2	Access

Pending Completion, the Vendor (subject to being able to obtain the consent of any relevant third party) shall:
(a)	procure that the Purchaser, its agents and representatives are given reasonable access to the properties and to the books and records of any member of the MYL Group; and

(b)	provide to the Purchaser, its agents and representatives information regarding the businesses and affairs of any member of the MYL Group as the Purchaser may reasonably request.
5.3	Conduct of Business

Pending Completion, the Vendor shall, in each case following consultation with the Purchaser, exercise its voting rights in MYL, and procure (to the extent it is legally able to do so) that the directors it has nominated to the board of any MYL Group Company vote in a manner consistent with the MYL Group Companies only carrying on business in the ordinary course in compliance with their obligations under the Project Documents and the Finance Documents.

6.	COMPLETION

6.1	Date and Place

Completion shall take place at the offices of the Vendor’s Solicitors within two weeks of the date of satisfaction of all the Conditions Precedent.

6.2	Completion Obligations
(a)	At Completion the Vendor shall provide to the Purchaser copies of each Third Party Consent listed in Part A of Schedule 2 and a copy of the BB Confirmation listed in Part B of Schedule 2.

(b)	The Vendor shall procure that the obligations listed in Part A (other than paragraph 4(b)) and (to the extent within its power) Part C of Schedule 5 are fulfilled.

(c)	MEFS shall procure that the obligations listed in paragraph 4(b) of Part A and (to the extent within its power) Part C of Schedule 5 are fulfilled.

(d)	The Purchaser shall procure that the obligations listed in Part B and (to the extent within its power) Part C of Schedule 5 are fulfilled.

(e)	Neither the Vendor nor the Purchaser shall be obliged to complete the sale and purchase of the Shares pursuant to this Agreement unless the Vendor, MEFS and the Purchaser comply fully with its obligations under Clause 6.2(b), Clause 6.2(c) and Clause 6.2(d) respectively and Schedule 5.
6.3	Payments at Completion

At Completion the Purchaser shall make the following payments to the Vendor and MEFS, in each case free of any deduction or withholding for or on account of any Tax, bank charges and commissions in immediately available funds:
(a)	Amount A and Amount C shall be paid to SWIFT: IRVTGB2X at The Bank of New York, London for further credit to SWIFT: IRVTUS3N at The Bank of New York, New York for the benefit of account number 803 389 7635 in the name of MICL; and

(b)	Amount B shall be paid to the account with IBAN number LU26 0141 6366 5580 3030 GBP, with SWIFT: CELLLULL, at ING Luxembourg SA in the name of MEFS.
7.	OBLIGATIONS AFTER COMPLETION

7.1	Without delay after Completion, the Purchaser shall procure that the Company complies with the requirements of Schedule 6.

7.2	After Completion, the Purchaser will use its reasonable endeavours to provide (at reasonable cost to the Vendor or MEFS as the case may be) such supplementary information as the Vendor or MEFS, as the case may be, may reasonably request so as to enable the Vendor or MEFS, as the case maybe, to comply with their respective accounting and tax obligations with respect to the sale of the Shares and/or the assignment of the MYL Debt.

8.	WARRANTIES
          Vendor’s Warranties
8.1	The Vendor warrants to the Purchaser that each of the Vendor’s Warranties is true and accurate in all respects and not misleading in any respect at the date of this Agreement in each case subject only to:
(a)	any matter which is fully and fairly disclosed in the Disclosed Information or in the Tax Disclosure Letter; and

(b)	any matter expressly provided for under the terms of this Agreement.
8.2	The Vendor accepts that the Purchaser is entering into the agreement for the sale and purchase of the Shares and the assignment of the MY LLC Debt in reliance upon each of the Vendor’s Warranties.

8.3	The provisions of Schedule 4 shall apply in respect of the Vendor’s Warranties.
MEFS Warranties

8.4	MEFS warrants to the Purchaser that each of the MEFS Warranties is true and accurate in all respects and not misleading in any respect at the date of this Agreement in each case subject only to:
(a)	any matter which is fully and fairly disclosed in the Disclosed Information; and

(b)	any matter expressly provided for under the terms of this Agreement.
8.5	MEFS accepts that the Purchaser is entering into the agreement for the assignment of the MEFS Debt in reliance upon each of the MEFS Warranties.

8.6	The provisions of Schedule 4 shall apply in respect of the MEFS Warranties.

8.7	The Purchaser’s Warranties

The Purchaser warrants to the Vendor and MEFS that each of the Purchaser’s Warranties is true and accurate in all respects and not misleading in any respect at the date of this Agreement.

8.8	Separation of Warranties, Effect of Completion
(a)	Each of the Vendor’s Warranties, the MEFS Warranties and the Purchaser’s Warranties shall be construed as a separate and independent warranty and (except where expressly provided to the contrary) shall not be limited or restricted as to its meaning by reference to or inference from the terms of any other Warranty or any other term of this Agreement.

(b)	The Vendor’s Warranties, the MEFS Warranties and the Purchaser’s Warranties and all other provisions of this Agreement insofar as the same shall not have been performed at Completion shall not be extinguished or affected by Completion, or by any other event or matter whatsoever except by a specific and duly authorised written waiver or release by the relevant party.
8.9	Any payment by the Vendor or MEFS to the Purchaser or the Purchaser to the Vendor or MEFS in relation to a breach of Warranty shall, to the extent possible, be treated as an adjustment to Amount A or Amount C paid to the Vendor or to Amount B paid to MEFS (as the case may be).

9.	GUARANTEES
Vendor Guarantee
9.1	In consideration of the Purchaser entering into this Agreement, the Guarantor, at the request of the Vendor, unconditionally and irrevocably guarantees as a primary obligation to the Purchaser and its assigns the due and punctual performance and observance by the Vendor of the Vendor’s obligations, and the punctual discharge by the Vendor of the Vendor’s liabilities to the Purchaser, arising under clauses 8.1, 8.2 and 8.8 and paragraphs 1 to 16 of Part A of Schedule 3 to this Agreement.

9.2	If the Vendor defaults in the payment when due of any amount payable to the Purchaser as a result of any claim made in relation to paragraphs clauses 8.1, 8.2 and

8.8 and 1 to 16 of Part A of Schedule 3 to this Agreement, the Guarantor shall, immediately on demand by the Purchaser, unconditionally pay that amount to the Purchaser in the manner prescribed in this agreement as if it were the Vendor provided that under no circumstance whatsoever shall the liabilities of the Guarantor pursuant to this clause 9.2 either individually or in aggregate exceed the liability which the Vendor has under this Agreement.
MEFS Guarantee
9.3	In consideration of the Purchaser entering into this Agreement, the Guarantor, at the request of MEFS, unconditionally and irrevocably guarantees as a primary obligation to the Purchaser and its assigns the due and punctual performance and observance by MEFS of MEFS’s obligations, and the punctual discharge by MEFS of MEFS’s liabilities to the Purchaser, arising under clauses 8.4, 8.5 and 8.8 and Part B of Schedule 3 to this Agreement.

9.4	If MEFS defaults in the payment when due of any amount payable to the Purchaser as a result of any claim made in relation to clauses 8.4, 8.5 and 8.8 and Part B of Schedule 3 to this Agreement, the Guarantor shall, immediately on demand by the Purchaser, unconditionally pay that amount to the Purchaser in the manner prescribed in this agreement as if it were MEFS provided that under no circumstance whatsoever shall the liabilities of the Guarantor pursuant to this clause 9.4 either individually or in aggregate exceed the liability which MEFS has under this Agreement.

10.	ENTIRE AGREEMENT AND REMEDIES

10.1	Entire Agreement

This Agreement sets out the entire agreement between the parties to this Agreement in respect of the transactions contemplated by this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in this Agreement.

10.2	Acknowledgement

The Purchaser acknowledges that it has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it.

10.3	Remedies

So far as permitted by law and except in the case of fraud, each party agrees and acknowledges that its only right and remedy in relation to any warranty, representation or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute).

10.4	Reasonableness of this Clause

Each party to this Agreement confirms it has received independent legal advice relating to all the matters provided for in this Agreement, including the provisions of this Clause 10, and agrees, having considered the terms of this Clause 10 and the Agreement as a whole, that the provisions of this Clause 10 are fair and reasonable.

11.	OTHER PROVISIONS

11.1	Announcements

No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of the Vendor or the Purchaser without the prior written approval of, in the case of the Purchaser, the Vendor or, in the case of the Vendor, the Purchaser. This shall not affect any announcement, circular or regulatory filing required by law or any regulatory body or the rules of any recognised stock exchange but the party with an obligation to make such an announcement or regulatory filing or issue such a circular shall consult with the other insofar as is reasonably practicable before complying with such an obligation and the other party shall act reasonably during any such consultation process. Each party agrees to act reasonably and without delay to reach agreement regarding the form of a press announcement.

11.2	Confidentiality
(a)	Subject to Clause 11.1 and Clause 11.2(c), each of the Vendor and MEFS undertakes to the Purchaser to treat as confidential, and to procure that its Affiliates treat as confidential, and not to disclose or use, and to procure that its Affiliates do not disclose or use, any information which relates to:
(i)	the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

(ii)	the negotiations relating to this Agreement (and such other agreements); or

(iii)	the Purchaser’s and the Purchaser’s Affiliates’ business, financial or other affairs and the MYL Group’s business, financial or other affairs (including future plans and targets).
(b)	Subject to Clause 11.1 and Clause 11.2(c), the Purchaser shall treat as confidential, and shall procure that the Related Parties treat as confidential and do not disclose or use, any information which relates to:
(i)	the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

(ii)	the negotiations relating to this Agreement (and such other agreements) including the Disclosed Information; or

(iii)	either the Vendor’s or MEFS business, financial or other affairs and the MYL Group’s business, financial or other affairs (including future plans and targets).
(c)	Neither Clause 11.2(a) nor 11.2(b) shall prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by law, any regulatory body or the rules and regulations of any recognised stock exchange;

(ii)	the disclosure or use is required to vest the full benefit of this Agreement in the Vendor or MEFS or the Purchaser, as the case may be;

(iii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is reasonably required to be made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(iv)	the disclosure is made to a Related Party, a representative or professional advisers of the Vendor or MEFS or the Purchaser provided that such disclosure is made in terms that such professional advisers, auditors or bankers undertake to comply with the provisions of Clauses 11.2(a) or 11.2(b) (as the case may be) in respect of such information as if they were a party to the Agreement;

(v)	the information is or becomes publicly available (other than through the fault of that party or the fault of any person to whom such information is disclosed in accordance with sub-paragraph (iv);

(vi)	the Vendor, MEFS or the Purchaser (as the case may be) has given prior written approval to the disclosure or use; or

(vii)	the information is independently developed after Completion, provided that prior to disclosure or use of any information pursuant to Clause 11.2(c)(i), (iii) or (iv) (except in the case of disclosure to a Tax authority), the party concerned shall, if permitted, promptly notify the Vendor, MEFS or the Purchaser (as the case may be) of such requirement with a view to providing the other party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

(d)	Any reference to “information” in this Clause 11.2 includes oral communication, visual presentation, books, records or other information in any form including paper, electronically stored data, magnetic media, film, computer disk and compact disk.

(e)	If Completion does not take place, the Purchaser shall:
(i)	return all written information of or relating to the Vendor, MEFS and the MYL Group provided to the Purchaser and the Related Parties;

(ii)	destroy all information, analyses, compilations, notes, studies, memoranda or other documents derived from information received or provided by the Vendor or MEFS;

(iii)	as far as practicable, remove any information received or provided by the Vendor or MEFS from any computer, word processor or other device; and

(iv)	be permitted, to the extent that it is required by applicable law or its record keeping policies to retain any routinely prepared memoranda, correspondence or internal analysis based on the information, provided those materials remain subject to the obligations of confidentiality set out in this Agreement.
(f)	If Completion does not take place, the Vendor and MEFS shall:
(i)	return all written information of or relating to the Purchaser provided to the Vendor, MEFS and their respective Affiliates;

(ii)	destroy all information, analyses, compilations, notes, studies, memoranda or other documents derived from information received or provided by the Purchaser;

(iii)	as far as practicable, remove any information received or provided by the Purchaser from any computer, word processor or other device; and

(iv)	be permitted, to the extent that it is required by applicable law or its record keeping policies to retain any routinely prepared memoranda, correspondence or internal analysis based on the information, provided those materials remain subject to the obligations of confidentiality set out in this Agreement.
(g)	Subject to Clause 11.2(h), this Clause 11.2 contains the whole agreement between the parties and their Affiliates, or in the case of the Purchaser, Related Parties, relating to confidentiality and disclosure and supersedes any previous written or oral agreement between the parties and their Affiliates, or in the case of the Purchaser, Related Parties, in relation to such matters.

(h)	Subject to the giving of effect to all waivers granted pursuant thereto, the Purchaser agrees to comply fully with the confidentiality requirements set out in the DBFO Contract as if the Purchaser was a party to the DBFO Contract.
11.3	Successors and Assigns
(a)	Subject to clause 11.3(b), this Agreement is personal to the parties to it and neither the Purchaser nor the Vendor nor MEFS may, without the prior written consent of the other, assign, hold on trust or otherwise transfer the benefit of all or any of the other’s obligations under this Agreement.

(b)	Notwithstanding the provisions of clause 11.3(a), the Purchaser may:
(i)	grant security over; and/or

(ii)	at law or in equity, assign,

any of its rights under this Agreement, other than its right to acquire the Shares and the MYL Debt, to any of its Affiliates, or to any lender to any of its Affiliates.
11.4	Third Party Rights

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

11.5	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of both parties to this Agreement.

11.6	Effects of Completion

The terms of this Agreement (insofar as not performed at Completion and except as specifically otherwise provided in this Agreement) shall remain in full force and effect after and notwithstanding Completion for a period of two years.

11.7	Time of the Essence

Time shall be of the essence in this Agreement.

Further Assurance

11.8	The Vendor shall at its own expense use reasonable endeavours to do or procure to be done all such further acts and things, and execute or procure the execution of all such other deeds or documents, as the Purchaser may from time to time reasonably require, whether before, on or after Completion, for the purpose of giving to the parties to this Agreement the full benefit of all of the provisions of this Agreement, and in particular to vest any of the Shares in the Purchaser.

11.9	The Vendor shall use reasonable endeavours to procure the convening of all meetings, the giving of all waivers and consents and the passing of all resolutions as are necessary under statute, its constitution or any agreement or obligation affecting it or the Company to give effect to this Agreement.

11.10	Costs

Except as otherwise stated in this Agreement, each party shall pay its own costs and expenses in relation to the preparation, negotiation and entry into this Agreement and the sale of the Shares. For the avoidance of any doubt, stamp duty arising on the acquisition of MYL shall be paid by the Purchaser.

11.11	Notices
(a)	Any notice or other communication in connection with this Agreement shall be in writing (a “Notice”) and shall be sufficiently given or served if delivered or sent:
(i)	in the case of the Vendor to:

Macquarie Yorkshire LLC Level 29 and 30, City Point 1 Ropemaker Street London EC2Y 9HD Fax: +44 20 7065 2041 Attention: Annabelle Helps and Sean MacDonald

(ii)	in the case of MEFS to:

MIC European Financing S.ar.l Level 29 and 30, City Point 1 Ropemaker Street London EC2Y 9HD Fax: +44 20 7065 2041 Attention: Annabelle Helps and Sean MacDonald

(iii)	in the case of the Purchaser to:

Secondary Market Infrastructure Fund UK LP Aylesbury House 17–18 Aylesbury Street London EC1R 0DB Fax: +44 20 7608 4711 Attention: Barry Williams
or to such other address or fax number as the relevant party may have notified to the other in accordance with this Clause.

(b)	Any Notice may be delivered by hand, or sent by fax or prepaid first class post. Without prejudice to the foregoing, any Notice shall conclusively be deemed to have been received on the next Business Day in the place to which it is sent, if sent by fax, or three Business Days if sent by post, or at the time of delivery, if delivered by hand.
11.12	Waiver

No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement or any other documents referred to in it shall affect that right, power or remedy or operate as a waiver thereof.

11.13	Invalidity

If any term in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, under any enactment or rule of law, such term or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

11.14	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Either party may enter into this Agreement by executing any such counterpart.

11.15	Governing Law and Submission to Jurisdiction
(a)	This Agreement shall be governed by and construed in accordance with English law.

(b)	The parties irrevocably agree that the courts of England are to have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement. The parties irrevocably submit to the jurisdiction of such courts and waive any objection to proceedings in any such court on the ground of venue or on the ground that proceedings have been brought in an inconvenient forum.

In witness whereof this Agreement has been duly executed.
SIGNED by	/s/ Peter Stokes

Name:	Peter Stokes

Title:	Chief Executive Officer

on behalf of MACQUARIE INFRASTRUCTURE COMPANY LLC

as Managing Member of MACQUARIE YORKSHIRE LLC

SIGNED by	/s/ Peter Stokes

Name:	Peter Stokes

Title:	Manager

on behalf of MIC EUROPEAN FINANCING S.AR.L

SIGNED by	/s/ Paul McCulloch

Name:	Paul McCulloch

Title:	Partner

Name:	/s/ Peter Bachmann

Title	Associate Director

on behalf of SECONDARY MARKET INFRASTRUCTURE FUND UK LP
acting by its general partner SMIF UK LIMITED
acting by its duly authorised attorney

SIGNED by	/s/ Peter Stokes

Name:	Peter Stokes

Title:	Chief Executive Officer

on behalf of MACQUARIE INFRASTRUCTURE COMPANY LLC

SCHEDULE 1
Company Details
Part A
Particulars of Officers of the Company

Full Names	Usual Address

Annabelle Penney Helps Company Secretary	139 Thomas More, Barbican London Greater London EC2Y 8BU

David Stephen Harrison Director	Church Hill House Church Hill Merstham Surrey RH1 3BL

Sean Gerard MacDonald Director	Creag Dhu Blundel Lane Stoke D’Abernon Cobham Surrey KT11 2SE

Colin David Chanter Director	Rosebank Lewes Road Horstead Keynes West Sussex RH17 7DP

Part B
Particulars of the Company

Registered Number:	04712996

Registered Office:	Level 30, CityPoint, 1 Ropemaker Street, London EC2Y 9HD

Date and place of incorporation:	26 March 2003, United Kingdom

Secretary:	Annabelle Penney Helps

Directors:	David Stephen Harrison Sean Gerard MacDonald Colin David Chanter

Accounting Reference Date:	30 December

Authorised Share Capital:	Ordinary shares 5,000,000 of £1 each

Issued and fully paid-up Share Capital:	Allotted, called-up, fully paid:

Member:	Ordinary shares 5,000,000 of £1 each Full name: Macquarie Yorkshire LLC Address: 125 West 55th Street, New York, NY 10019, USA Number of Shares held: 5,000,000

SCHEDULE 2
Conditions Precedent
Part A — Third Party Consents
1.	Secretary of State

Consent from the Secretary of State pursuant to Clauses 2.3.2, 41.2 and 41.3 of the DBFO Contract.

2.	Balfour Beatty PLC

Side letter from BB confirming no Material Adverse Effect (as defined in the Commercial Subordinated Loan Agreement) on the interests of BB and that the form, terms and parties of any substitute for any Project Document or any new Project Documents are satisfactory and approved by BB pursuant to Clauses 16.7, 16.8 and 16.9 of the Commercial Subordinated Loan Agreement.

3.	European Investment Bank

Side letter from EIB confirming no Material Adverse Effect (as defined in the CBFA) on the interests of EIB and that the form, terms and parties of any substitute for any Project Document or any new Project Documents are satisfactory and approved by EIB pursuant to Clause 8.5 of the EIB Facility Agreement.

4.	European Investment Fund

Side letter from EIF confirming no Material Adverse Effect (as defined in the CBFA) on the interests of EIF and that the form, terms and parties of any substitute for any Project Document or any new Project Documents are satisfactory and approved by EIF pursuant to Clause 8.2 of the EIF Facility Agreement.

5.	Banks (as defined in the CBFA) and Majority Banks (as defined in the CBFA)

Side letter by the Agent (as defined in the CBFA) confirming no Material Adverse Effect (as defined in the CBFA) and that the form, terms and parties of any substitute for any Project Document or any new Project Documents are satisfactory, and approved by, the Majority Banks pursuant to Clauses 21.7, 21.8 and 21.9 of the CBFA.
Part B — Pre-emption
1.	The BB Confirmation.

SCHEDULE 3
Warranties
Part A — Vendor’s Warranties
1.	Capacity

1.1	The Vendor has the legal right and full power and authority to enter into and perform each Transaction Document or Completion Document to be entered into by it.

1.2	Each Transaction Document or Completion Document to be entered into by it will, when executed, constitute valid and binding obligations on the Vendor in accordance with its respective terms.

1.3	The Vendor has taken or will have taken by Completion all corporate action required by it to authorise it to enter into and to perform each Transaction Document or Completion Document to be entered into by it.

2.	No Breach

The execution and delivery of, and the performance by the Vendor of its obligations under each Transaction Document or Completion Document to be entered into by it will not result in a breach of any provision of or any obligations under the constitutional documents of the Vendor, or of the MYL Group Companies or the Shareholders’ Agreement.

3.	The Shares and the MY LLC Debt

3.1	The Vendor is entitled to sell and transfer to the Purchaser the full legal and beneficial ownership of the Shares on the terms of this Agreement free from all Encumbrances.

3.2	All the issued shares of the MYL Group Companies are fully paid up and have been properly and validly allotted and issued.

3.3	The Vendor is entitled to assign to the Purchaser all rights, title, interest and benefit in the MY LLC Debt on the terms of this Agreement free from all Encumbrances.

4.	Accuracy of information

The particulars relating to the Company set out in Schedule 1 to this Agreement are correct.

5.	Ownership of Connect Holdings Shares, Connect Shares and Company’s Connect Loan Notes

5.1	The Company is the sole legal and beneficial owner of the Connect Holdings Shares and the Company’s Connect Loan Notes which constitute, respectively, 50% of the total issued and allotted share capital of Connect Holdings and 50% of the Connect Loan Notes and the Connect Holdings Shares and the Company’s Connect Loan Notes are free from Encumbrances.

5.2	Connect Holdings is the sole legal and beneficial owner of the Connect Shares which constitute all of the total issued and allotted share capital of Connect and which are free from Encumbrances.

5.3	The Company has no subsidiaries (within the meaning of sections 736 and 736A CA85).

6.	Due Incorporation

So far as the Vendor is aware, each of the MYL Group Companies is a company duly incorporated and validly existing under the laws of England.

7.	Pre-emption Rights and Encumbrances

7.1	No person is entitled, or has claimed to be entitled, to require any of the MYL Group Companies to issue any share or loan capital either now or at any future date and whether contingently or not.

7.2	There is no option, right of pre-emption, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance on, over or affecting, any of the Shares nor is there any commitment to give or create any of the foregoing, and no person has claimed to be entitled to any of the foregoing.

8.	Memorandum and Articles of Association

8.1	The copies of the memorandum and articles of association of Connect Holdings and Connect contained in the Disclosed Information are accurate and complete in all respects.

8.2	The Company and, so far as the Vendor is aware, each of Connect Holdings and Connect has complied in all material respects with its respective memorandum and articles of association.

9.	Litigation

9.1	Neither the Company, nor so far as the Vendor is aware Connect Holdings nor Connect are engaged in any litigation or arbitration proceedings as claimant or defendant or other party in any claim and neither the Company, nor so far as the Vendor is aware Connect Holdings nor Connect have received any letter or notice threatening or indicating that such proceedings are to be commenced.

9.2	So far as the Vendor is aware, no MYL Group Company is the subject of any investigation or inquiry by any governmental administrative, revenue or regulatory body. So far as the Vendor is aware, no MYL Group Company has received written notice from any governmental administrative, revenue or regulatory body informing them that an investigation or inquiry is to be commenced.

9.3	So far as the Vendor is aware there are no material undisputed or outstanding judgments affecting any MYL Group Company.

9.4	So far as the Vendor is aware, no MYL Group Company has given written notice to any third party that such party is in material or persistent default under any material contract.

10.	Employees

No MYL Group Company has any employees nor is there any liability in respect of any persons who may have been previously employed by an MYL Group Company.

11.	Default Notices

No subsisting notices have been issued to the Vendor or any MYL Group Company, giving notice of a substantial breach under any of the Project Documents or Finance Documents.

12.	Insolvency

In respect of the Vendor, and each MYL Group Company:

12.1	no receiver or administrative receiver has been appointed over the whole or any part of its business or assets;

12.2	no administration order has been made and no application has been made for the appointment of an administrator;

12.3	no order has been made and no resolution has been passed for the winding up of, or the appointment of a provisional liquidator;

12.4	no distress or execution or other process has been levied;

12.5	no arrangement with creditors has been made; and

12.6	no event analogous to any of the foregoing has occurred in any jurisdiction outside England.

13.	Business

No MYL Group Company has, since its respective incorporation, undertaken any business other than the entering into and the performance of the Project Documents to which it is a party.

14.	Project Documents

So far as the Vendor is aware, no MYL Group Company is in breach of any provision of any Project Document to which it is a party.

15.	Information

The Vendor has not knowingly withheld from the Purchaser any document or information that could be material to the decision of a prudent and responsible financial institution to acquire the Shares on the terms of this Agreement.

16.	Tax

16.1	All notices, returns, computations and registrations of the Company and, so far as the Vendor is aware, Connect Holdings and Connect for the purposes of Taxation have been made punctually on a proper basis and are correct in all material respects.

16.2	The Company and, so far as the Vendor is aware, Connect Holdings and Connect have duly submitted all claims and disclaimers, which have been assumed to have been made for the purposes of the Accounts where the last date for making such claims or disclaimers has passed.

16.3	The Company is not involved in any material dispute with any Tax Authority nor is any such dispute pending or threatened by or against the Company.

16.4	So far as the Vendor is aware, neither Connect Holdings nor Connect are involved in any material dispute with any Tax Authority nor is any such dispute pending or threatened by or against Connect Holdings or Connect.

16.5	The Company and, so far as the Vendor is aware, Connect Holdings and Connect has preserved and retained (to the extent required by law) materially complete and accurate records relating to its Tax affairs. The Company and, so far as the Vendor is aware, Connect Holdings and Connect have sufficient records relating to past events to permit accurate calculation of the Taxation liability or relief which would arise upon a disposal or realisation on completion of each asset owned by that company at the Accounts Date or acquired by that company since that date but before Completion.

16.6	The Accounts reserve or provide in full for all current Taxation for which the Company and/or, so far as the Vendor is aware, Connect Holdings or Connect (as appropriate) was liable as at the Accounts Date.

16.7	The Company and, so far as the Vendor is aware, Connect Holdings and Connect have paid all Taxation that has become due and are under no liability to pay any penalty, interest, surcharge or fine in connection with any Taxation.

16.8	The Company and, so far as the Vendor is aware, Connect Holdings and Connect have made all deductions and withholdings in respect of, or on account of, any Taxation from any payments made by it which it is obliged or entitled to make (and to the extent required to do so) has accounted in full to the relevant Tax Authority.

16.9	The Company and, so far as the Vendor is aware, Connect Holdings and Connect are not and have never been liable to Taxation in any jurisdiction other than the United Kingdom.

16.10	Any arrangements to which the Company and/or, as far as the Vendor is aware, Connect Holdings or Connect (as appropriate) are/is or were /was a party to which the provisions of section 770A and Schedule 28AA Taxes Act apply were entered into and are as at Completion on arm’s length terms.

16.11	The Tax Disclosure Letter contains full particulars of all claims and elections made under sections 152 or 153 TCGA insofar as they could affect the chargeable gain or allowable loss which would arise in the event of a disposal by the Company of any assets (except where the relevant gain is treated as having accrued prior to the Accounts Date).

16.12	So far as the vendor is aware, the Tax Disclosure Letter contains full particulars of all claims and elections made under sections 152 or 153 TCGA insofar as they could affect the chargeable gain or allowable loss which would arise in the event of a disposal by Connect Holdings or Connect of any assets (except where the relevant gain is treated as having accrued prior to the Accounts Date).

16.13	No rents, interest, annual payments or other sums of an income nature paid or payable by the Company or, so far as the Vendor is aware, Connect Holdings or Connect or which the Company or, so far as the Vendor is aware, Connect Holdings or Connect is under an existing written contractual obligation to pay in the future, in each of the foregoing circumstances in excess of £10,000 and other than in relation to the MYL Debt, are or may be wholly or partially disallowable under any law in force as at Completion as deductions, management expenses or charges in computing profits for the purposes of corporation tax.

16.14	The execution or completion of this Agreement or any other event since the Accounts Date will not result in any chargeable asset being deemed to have been disposed of and reacquired by the Company or, so far as the Vendor is aware, Connect Holdings or Connect (as appropriate) for Taxation purposes pursuant to section 178 or 179 TCGA or as a result of any other event since the Accounts Date.

16.15	The Company and/or, so far as the Vendor is aware, Connect Holdings or Connect are not and will not be liable to make any payment or repayment for any Group Relief surrendered to them within the last six years ending on the Completion Date.

16.16	The Company is not registered for the purposes of VAT and is not required to be so registered.

16.17	So far as the Vendor is aware, Connect Holdings or Connect is a member of a group of companies within the meaning of section 43 VATA (the “VAT Group”) and has not been for VAT purposes treated as a member of any group of companies other than the VAT Group and no act or transaction has occurred in consequence whereof Connect Holdings or Connect is or may be held liable for any VAT arising from supplies made by another company.

16.18	So far as the Vendor is aware, the representative member of the VAT Group has complied in all material respects with all statutory provisions, rules, regulations, orders and directions in respect of VAT.

16.19	The Tax Disclosure Letter sets out full details of any assets of the Company, Connect Holdings and Connect which, in the case of the Company, and so far as the Vendor is aware in the case of Connect Holdings or Connect are capital items subject to the Capital Goods Scheme under Part XV of the VAT Regulations 1995.

16.20	All documents (other than those which have ceased to have any legal effect) by virtue of which the Company has any right have been duly stamped.

16.21	The Company and, so far as the Vendor is aware, Connect Holdings and Connect has not claimed any relief or exemption from stamp duty land tax or sought any deferral of stamp duty land tax.
Part B
MEFS Warranties
1.	Capacity

1.1	MEFS has the legal right and full power and authority to enter into and perform each Transaction Document and/or Completion Document to be entered into by it.

1.2	Each Transaction Document and/or Completion Document to be entered into by it will, when executed, constitute valid and binding obligations on MEFS in accordance with its respective terms.

1.3	MEFS has taken or will have taken by Completion all corporate action required by it to authorise it to enter into and to perform each Transaction Document and/or Completion Document to be entered into by it.

2.	No Breach

The execution and delivery of, and the performance by MEFS of its obligations under each Transaction Document and/or Completion Document to be entered into by it will not result in a breach of any provision of or any obligations under the constitutional documents of MEFS.

3.	The MEFS Debt

MEFS is entitled to assign to the Purchaser all rights, title, interest and benefit in the MEFS Debt on the terms of this Agreement free from all Encumbrances.
Part C
Purchaser’s Warranties
1.	Incorporation

The Purchaser is a limited partnership duly organised and validly existing under the laws of England and Wales.

2.	Authority

2.1	The Purchaser has the legal right and full power and authority to enter into and perform the Transaction Documents and/or Completion Documents to be entered into by it, which will, when executed, constitute valid and binding obligations on the Purchaser in accordance with their terms.

2.2	The Purchaser has taken or will have taken by Completion all corporate action required by it to authorise it to enter into and to perform the Transaction Documents and/or Completion Documents to be entered into by it.

3.	No Breach

The execution and delivery of, and the performance by the Purchaser of its obligations under each Transaction Document and/or Completion Document to be entered into by it will not result in a breach of any provision of or any obligations under the Purchaser’s constitutional documents.

4.	Breach of Warranty

Neither the Purchaser nor any of its directors and/or officers is actually aware of any fact, matter or circumstance existing at the date of this agreement which constitutes a breach of warranty and would entitle the Purchaser to bring a claim for breach of warranty.

SCHEDULE 4
Limitation of Vendor’s Liability
1.	General Limitations

1.1	Neither the Vendor nor MEFS shall be liable under this Agreement or the Tax Deed to the extent that the Purchaser has recovered any amount under the terms of any insurance policy in force at the date of this Agreement (or which would have been covered if such policy of insurance had been maintained beyond the date of this Agreement on no less favourable terms) or otherwise under this Agreement or the Tax Deed in respect of the same loss, damage or deficiency.

1.2	Neither the Vendor nor MEFS shall be liable under this Agreement to the extent that:
(a)	the subject of the claim is specifically provided for in the Accounts or fairly disclosed or noted in the Accounts or has been included in calculating creditors or deducted in calculating debtors in the Accounts and (in the case of creditors or debtors) is identified in the records of the Company and/or Connect and/or Connect Holdings made available to the Purchaser prior to Completion;

(b)	a claim under this Agreement arises or is increased:
(i)	as a result of any act or omission on the part of the Vendor or MEFS (as the case may be) occurring at the request of or with the written consent of the Purchaser prior to Completion;

(ii)	as a result of any act (otherwise than in the ordinary course of trading) or omission of the Purchaser’s Group after Completion (which, for the avoidance of doubt, shall include the Company);

(iii)	as a result of an act or omission compelled by law;

(iv)	wholly or partly as a result of the passing or coming into force of or any change in: (i) any enactment, law, regulation, directive, requirement or any published practice of any government, government department or agency or Regulatory Authority (including extra-statutory concessions of any relevant Tax Authority); or (ii) any generally accepted accounting interpretation or application of any legislation or accounting principle, after Completion, whether or not having retrospective effect;

(v)	as a result of a change after Completion in the accounting policies of the Purchaser’s Group;
(c)	the fact, matter or circumstance giving rise to the claim has been fairly disclosed in the Disclosed Information or the Tax Disclosure Letter.
1.3	Neither the Vendor nor MEFS shall be liable under this Agreement or the Tax Deed in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable.

1.4	The Purchaser shall be deemed to have full knowledge of:
(a)	any matter fully and fairly disclosed in the Disclosed Information or the Tax Disclosure Letter;

(b)	any information which would be revealed upon an inspection (whether or not made) of the publicly available records in England and Wales at Companies House as at midday on the day before the date of this Agreement;

(c)	any matter referred to in the Transaction Documents; and

(d)	all matters provided for or noted in the Accounts.
2.	Quantum

2.1	The liability of the Vendor and MEFS in respect of any claim under this Agreement or the Tax Deed:
(a)	shall not arise unless and until the amount of any claim arising from a single circumstance exceeds £250,000 save that claims relating to a series of connected matters shall be aggregated for this purpose and provided that any claim in relation to Tax shall be treated as arising out of a single circumstance;

(b)	shall not at any time (when aggregated with the amount of all other claims made against the Vendor and MEFS):
(i)	in the case of any claim under the Vendor’s Warranties contained in paragraphs 6 to 16 of Part A of Schedule 3, exceed the amount of a sum equal to fifty per cent. of the Consideration; and

(ii)	in the case of any claim under the Vendor’s Warranties contained in paragraphs 1 to 5 of Part A of Schedule 3 or the Tax Deed or under the MEFS Warranties, exceed the amount of sum equal to one hundred per cent. of the Consideration, for the avoidance of doubt, having regard to the obligations of the Vendor under the provisions of clause 12 of the Tax Deed.
3.	Time limits

3.1	The liability of the Vendor and MEFS in respect of any claim under this Agreement or the Tax Deed shall cease:
(a)	in the case of any claim the subject matter of which relates to Taxation, seven years; and

(b)	in the case of any other claim, one year,
after Completion, except in respect of matters which before that period expires have been the subject of a bona fide written claim made by or on behalf of the Purchaser to the Vendor or MEFS (as the case may be) which identifies the provisions of the Agreement to which the claim relates and provides reasonable detail of the claim including (if practicable) an estimate as to the amount of such claim.

3.2	Any such claim shall (if it has not previously been satisfied, settled or withdrawn) be deemed to have been withdrawn within 90 days of such notification to the Vendor unless legal proceedings in respect of it have been commenced by both being issued and served and are being pursued with reasonable diligence.

3.3	As soon as reasonably practicable, and in any case within 30 days, after the Purchaser becomes aware of the entitlement or reasonable prospect of entitlement to make a claim, the Purchaser shall give the Vendor or MEFS (as the case may be) all reasonable information in its possession in connection with such claim or entitlement to claim and the Purchaser shall continue to provide the Vendor or MEFS (as the case may be) with any information having a material affect on such claim or entitlement to claim.

4.	Mitigation of Loss

4.1	The Purchaser shall take or procure that any member of the Purchaser’s Group takes all reasonable steps to avoid or mitigate any losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement.

4.2	Without prejudice to the Purchaser’s obligation to mitigate the claim:
(a)	the Vendor and MEFS shall (subject to indemnifying the Purchaser and any members of the Purchaser’s Group against all reasonable costs and expenses incurred in connection therewith) be entitled to require the Purchaser or any member of the Purchaser’s Group to take all such reasonable steps or proceedings as the Vendor and MEFS may consider necessary and not detrimental to the Purchaser’s interest or the goodwill of its business in order to mitigate any claim and the Purchaser shall procure that any member of the Purchaser’s Group shall act in accordance with any such requirements; and

(b)	for the purpose of enabling the Vendor and MEFS to remedy a breach or to mitigate or otherwise determine the amount of any claim or to decide what steps or proceedings should be taken in order to mitigate any claim, the Purchaser shall:
(i)	promptly and in any event within 30 days of any breach or circumstances giving rise to a breach of any of the Vendor’s Warranties or the MEFS Warranties (as the case may be) or other terms of the Agreement coming to its notice or to the notice of the Company give notice of the same to the Vendor or MEFS; and

(ii)	make or procure to be made available to the Vendor or MEFS or their duly authorised representatives upon reasonable notice during normal business hours all relevant books of account, records and correspondence of the relevant company which relate to the claim and permit (at the cost of the Vendor and MEFS) the Vendor or MEFS to ascertain or extract any relevant information therefrom.

5.	Vendor’s Warranties

The Vendor’s Warranties shall be actionable only by the Purchaser (or its permitted assigns) and no other party shall be entitled to make any claim or take any action whatsoever against the Vendor under or arising out of or in connection with this Agreement.

6.	MEFS Warranties

The MEFS Warranties shall be actionable only by the Purchaser (or its permitted assigns) and no other party shall be entitled to make any claim or take any action whatsoever against MEFS under or arising out of or in connection with this Agreement.

7.	Notice period for Vendor’s Warranties and the MEFS Warranties

A breach of the Vendor’s Warranties or the MEFS Warranties (as the case may be) which is capable of remedy shall not entitle the Purchaser to compensation unless the Vendor or MEFS (as the case may be) is given written notice of such breach and such breach is not remedied to the reasonable satisfaction of the Purchaser within 30 days after the date on which such notice is served on the Vendor or MEFS (as the case may be).

8.	Tax Limitations

The provisions of Clause 2.4 of the Tax Deed shall apply to limit the Vendor’s liability for breach of the Tax Warranties mutatis mutandis.

SCHEDULE 5
Completion Obligations
Part A — Vendor’s Obligations
At Completion the Vendors shall:
1.	deliver to the Purchaser, transfers in respect of the Shares duly executed by the registered holders in favour of the Purchaser and share certificates for the Shares in the name of the relevant transferors (or an express indemnity in a form reasonably satisfactory to the Purchaser in the case of any certificate found to be missing) and any power of attorney under which any transfer is executed on behalf of the Vendor or nominee;

2.	deliver to the Purchaser such waivers or consents as the Purchaser may require to enable the Purchaser or its nominee to be registered as holder of the Shares, including the BB Confirmation;

3.	procure that the following documents in the agreed terms are executed and delivered to the Purchaser’s Solicitors:
(a)	Shareholders’ Agreement Novation duly executed by the Vendor; and

(b)	Release of the Parent Company Guarantee duly executed by the Vendor.
4.	deliver to the Purchaser’s solicitors copies of:
(a)	an assignment notice addressed to, and countersigned by, MYL in relation to the assignment of the MY LLC Debt;

(b)	an assignment notice addressed to, and countersigned by, MYL in relation to the assignment of the MEFS Debt; and

(c)	a letter agreement executed by MY LLC, MEFS and the Company confirming termination of the Subordination Agreement.
5.	deliver to the Purchaser (or to any person whom the Purchaser may nominate) (or otherwise make available in a manner reasonably acceptable to the Purchaser) such of the following as the Purchaser may require:
(a)	the statutory books (which shall be written up to but not including the Completion Date), the certificate of incorporation (and any certificate of incorporation on change of name) and common seal (if any) of the Company and share certificates or other documents of title in respect of all the issued share capital of each subsidiary which is owned directly or indirectly by the Company;

(b)	the written resignations of each of the directors and company secretary of the Company and the nominee directors of the Vendor and its Affiliates of Connect Holdings and Connect from their office as a director or secretary in the agreed terms to take effect on the date of Completion in each case acknowledging that he or she has no claim against any MYL Group Company whether for loss of office or otherwise.

(c)	a copy of the minutes of a duly held meeting of the directors of the managing member of the Vendor authorising the execution by the Vendor of the Transaction Documents to which the Vendor is party;
6.	procure board meetings of each MYL Group Company to be held at which:-
(a)	in the case of the Company, it shall be resolved that the transfer relating to the Shares shall be approved for registration and (subject only to the transfer being duly stamped) the Purchaser to be registered as the holder of the Shares concerned in the register of members;

(b)	each of the persons nominated by the Purchaser (such persons to be nominated in writing not less than five Business Days prior to Completion) shall be appointed directors and/or secretary, as the case may be, such appointments to take effect on the Completion Date;

(c)	the resignations of the directors and secretaries referred to in paragraph 5(b) above shall be tendered and accepted;
and the Vendor shall procure that minutes of each duly held board meeting referred to above are delivered to the Purchaser.

7.	deliver, for information purposes only, accounts of the Company for the period commencing 1 July 2006 and ending on the closest practicable date preceding Completion, such accounts to be prepared on the same basis as the management accounts of the Company prepared for the period ended 30 June 2006.

8.	deliver the Tax Deed duly executed by the Vendor.

9.	deliver US, UK and Luxembourg legal opinions.
Part B — Purchaser’s Obligations
At Completion the Purchaser shall deliver to the Vendor’s Solicitors:
1.	The Shareholders’ Agreement Novation in the agreed terms, duly executed by the Purchaser;

2.	A copy of the New Parent Company Guarantee to BB in the agreed terms;

3.	A copy of the minutes of a duly held meeting of the directors of the Purchaser authorising the execution by the Purchaser of the Transaction Documents to which the Purchaser is a party.

4.	The Tax Deed duly executed by the Purchaser.

Part C — Completion Documents
The Vendor and the Purchaser shall use their respective reasonable endeavours to procure that any required third party executes the Completion Documents at or prior to Completion.

Document	Parties
Shareholders’ Agreement Novation	Connect, Connect Holdings, MYL, MY LLC, BB, MICL, the Purchaser and others

Release of Parent Company Guarantee	BB and the Vendor

New Parent Company Guarantee	Purchaser and BB

BB Confirmation	BB and Vendor

Notice of assignment of MY LLC Debt	MY LLC and the Company

Notice of assignment of MEFS Debt	MEFS and the Company

Subordination Agreement termination letter	MY LLC, MEFS and the Company

Deed of release relating to the Secondment Novation Agreement	MICL, MIUK and Connect

SCHEDULE 6
Post Completion Obligations
1.	Purchaser’s Obligations

1.1	Secretary of State

Certified conformed copies of each amendment, release, waiver or agreement being entered into to be delivered to the Secretary of State within 15 days of being entered into pursuant to Clause 2.3.4 of the DBFO Contract.

1.2	The Agent (pursuant to the CBFA)

Certified conformed copies of each amendment, release, waiver or agreement being entered into that are delivered to the Secretary of State (pursuant to Clause 2.3.4 of the DBFO) together with certified copies of any further Connect Documents entered into pursuant to Clauses 19.18 and 19.23 of the CBFA.

1.3	European Investment Bank

European Investment Bank to be provided with information relating to the appointment of any consultant or information relating to the financial outcome of the Project pursuant to Clause 8.2(e) of the EIB Facility Agreement.

1.4	European Investment Fund

European Investment Fund to be provided with information relating to the financial outcome of the Project pursuant to Clause 8.2(f) of the EIF Facility Agreement.

AGREED FORM
Dated                    2006
MACQUARIE YORKSHIRE LLC
- and -
SECONDARY MARKET INFRASTRUCTURE FUND UK LP

TAX DEED

ABU DHABI | BEIJING | BRUSSELS | DUSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SAO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

THIS DEED is made on       2006
BETWEEN:
(1)	MACQUARIE YORKSHIRE LLC a limited liability company registered under the laws of Delaware whose principal executive office is at 125 West 55th Street, New York, NY, 10019, USA (the “Vendor”); and

(2)	SECONDARY MARKET INFRASTRUCTURE FUND UK LP a limited liability partnership registered in England under number CP009106 whose principal place of business is at Aylesbury House, 17 – 18 Aylesbury Street, London EC1R 0DB, acting by its general partners SMIF UK Limited whose registered office is at Aylesbury House, 17 – 18 Aylesbury Street, London EC1R 0DB (registered in England with company number 04906231) (the “Purchaser”).
RECITAL
This deed is entered into pursuant to the provisions of an agreement (the “Sale Agreement") made on the same date as this deed pursuant to which the Purchaser agreed to purchase all of the issued shares in the capital of Macquarie Yorkshire Limited.
NOW THIS DEED WITNESSES AS FOLLOWS:
1.	INTERPRETATION

1.1	Subject to clause 1.2 and unless the context otherwise indicates, words, expressions and abbreviations defined in the Sale Agreement shall have the same meanings in this deed and any provisions of the Sale Agreement concerning matters of construction or interpretation shall mutatis mutandis apply to this deed.

1.2	The following words, expressions and abbreviations used in this deed shall, unless the context otherwise requires, have the following meanings:

“Accounts Relief” means (i) any Relief to the extent that the same has either been shown or taken into account as an asset in the Financial Model as at 30 September 2006 or been taken into account in computing, and so reducing or extinguishing any provision for current Tax which appears, or would otherwise have appeared, in the Financial Model; (ii) the assumed carried forward tax losses as at 30 September 2006 of MYL, Connect Holdings and/or Connect of a total amount of £7,750,000; (iii) the assumed industrial buildings allowances as at 30 September 2006 of MYL, Connect Holdings and/or Connect of a total amount of £163,400,000; and (iv) the assumed general pool of capital allowances as at 30 September 2006 of MYL, Connect Holdings and/or Connect of a total amount of £1,068,000; or any of items (i) to (iv);

“Actual Tax Liability” means any liability to make an actual payment of Tax, including an Instalment, or in respect of Tax (including in relation to a group payment arrangement entered into in accordance with section 36 of the Finance Act 1998), in which case the amount of the Actual Tax Liability shall be the amount of the actual payment;

“Claim for Tax” means:
(a)	any claim, assessment, demand, notice, determination or other document issued or action taken by or on behalf of any Tax Authority or any other person by virtue of which a company has or may have a Tax Liability; and/or

(b)	any self-assessment made by a company in respect of any Tax Liability which it considers that it is or may become liable to pay;
“Company” means (i) for the purposes of clauses 2.4 and 3, MYL where a claim is brought pursuant to clause 2.1, Connect Holdings where a claim is brought pursuant to clause 2.2 and Connect where a claim is brought pursuant to clause 2.3, and (ii) for the purposes of clauses 4 and 11 any one or more of MYL, Connect Holdings or Connect (as the context requires);

“Connect” means Connect M1-A1 Ltd.;

“Connect Debt” means the non-interest bearing loans made by Connect to MYL or Balfour Beatty before Completion and outstanding as at Completion;

“Connect Holdings” means Connect M1-A1 Holdings Ltd.;

“Connect Recovered Amount” has the meaning given in clause 4.3;

“Deemed Tax Liability” means:
(a)	the loss, non-availability or reduction of any Accounts Relief, in which case the amount of the Deemed Tax Liability shall be the amount of Tax paid which would not have been paid but for such loss, non-availability or reduction;

(b)	the utilisation or set-off of a Purchaser’s Relief available against any Actual Tax Liability or against any income, profits or gains where, but for such setting off, the Purchaser would have been entitled to make a claim under this deed, in which case the amount of the Deemed Tax Liability shall be equal to the amount which would have been payable in the absence of that Purchaser’s Relief;

(c)	the loss in whole or in part of the right to receive any payment for Group Relief to the extent that the payment or right to receive such payment has been reflected in the net assets as shown by the Financial Model, in which case the amount of the Deemed Tax Liability shall be the amount of such payment; or

(d)	any liability to make any payment for Group Relief to the extent that (a) the surrender of such Group Relief for no payment has been reflected in the net assets as shown by the Financial Model or (b) the surrender of Group Relief does not relate to activities in the ordinary and proper course of the business of MYL, Connect Holdings or Connect as at present carried on and is in connection with any arrangements made on or before Completion but was not reflected in the Financial Model, in which case the amount of the Deemed Tax Liability shall be the amount of such liability;

(e)	any Actual Tax Liability for which the relevant company would not have been liable but for being treated prior to Completion as being or having been a member of the same group for Tax purposes as or associated with the Vendor or any member of the Vendor’s Group (or which would have been an Actual Tax Liability had it not been for the use of a Purchaser’s Relief).
“Financial Model” has the meaning given in the Sale Agreement;

“Group Relief “ means any of the following:
(a)	relief surrendered or claimed pursuant to Chapter IV Part X of TA 1988;

(b)	advance corporation tax surrendered or claimed pursuant to section 240 of the TA 1988;

(c)	a tax refund relating to an accounting period as defined by section 102(3) of the Finance Act 1989 in respect of which a notice has been given pursuant to section 102(2) of the Finance Act 1989;
“income, profits or gains” includes any other measure by reference to which Tax is computed;

“Instalment” means any payment which is or becomes due and payable in accordance with the Instalment Payments Regulations;

“Instalment Payments Regulations” means the Corporation Tax (Instalment Payments) Regulations 1998;

“MYL” means Macquarie Yorkshire Ltd.;

“MYL Debt” means the MY LLC Debt or the MEFS Debt;

“MYL Recovered Amount” has the meaning given in clause 4.2;

“Post-Completion Tax Payment” means £548,000, being the aggregate of cash tax payments of £320,000 and £228,000 which are assumed for the purpose of the Financial Model to be payable post-Completion in relation to tax liabilities of MYL, Connect or Connect Holdings arising in or in relation to pre-Completion periods;

“Purchaser’s Group” has the meaning ascribed to it in the Sale Agreement;

“Purchaser’s Relief” means:
(a)	any Accounts Relief; and/or

(b)	any Relief to the extent that the same arises in respect of periods commencing on or after Completion;
“Relevant Event” means every event, act, omission, or transaction done or omitted to be done by the Vendor, MYL, Connect Holdings or Connect or which in any way concerns or affects (whether or not done or omitted to be done by) MYL, Connect Holdings or Connect or the Vendor;

“Relief” means any allowance, credit, exemption, deduction or relief from or in computing Tax or any right to the repayment of Tax;

“Shares” has the meaning given in the Sale Agreement;

“TA 1988” means the Income and Corporation Taxes Act 1988;

“Tax Authority” means any taxing or other authority (whether within or outside the United Kingdom) competent or authorised to impose any Tax;

“Tax Liability” means either an Actual Tax Liability or a Deemed Tax Liability;

“Tax Returns” means all computations and returns relating to Tax matters (and correspondence and documentation relating thereto);

“taxation statutes” means all statutes, statutory instruments, decrees, orders, enactments, laws, directives and regulations, whether domestic or foreign, providing for or imposing any Tax;

“Tax” or “tax” has the meaning given in the Sale Agreement;

“Vendor’s Group” means the Vendor and any Affiliate from time to time;

1.3	For the purposes of this deed, and in particular for determining to what extent any liability for Tax arises in respect of or by reference to any income, profits or gains earned, accrued or received on or before Completion or otherwise relates to the period ending on the date of Completion, the date of Completion shall be deemed to be an actual accounting date of the relevant company for the purposes of section 12 of the TA 1988 (or its equivalent in any other jurisdiction) and without prejudice to the generality of the foregoing:
(a)	any Relief which would on that basis arise after the date of Completion shall be deemed for the purposes of this deed to be a Relief which arises in respect of a period after Completion or in respect of any Relevant Event occurring after Completion;

(b)	any income, profits or gains which would on that basis accrue after the date of Completion shall be deemed for the purposes of this deed to be income, profits or gains earned, accrued or received after Completion;

(c)	any Relief which would on that basis arise on or before the date of Completion shall be deemed for the purposes of this deed to be a Relief which arises in respect of a period on or before Completion or in respect of any Relevant Event occurring on or before Completion;

(d)	any income, profits or gains which would on that basis accrue on or before the date of Completion shall be deemed for the purposes of this deed to be income, profits or gains earned, accrued or received on or before Completion.

2.	INDEMNITY

2.1	Subject to clause 2.4, the Vendor hereby covenants with the Purchaser to pay from time to time to the Purchaser an amount equal to:
(a)	any Actual Tax Liability of MYL which arises:
(i)	as a consequence of a Relevant Event occurring or entered into on or before Completion; or

(ii)	in respect of any income, profits or gains earned, accrued or received on or before Completion;
(b)	any Deemed Tax Liability of MYL; and

(c)	any costs and expenses reasonably and properly incurred or payable in connection with any Tax Liability which is the subject of a successful claim under this clause 2.1.
2.2	Subject to clause 2.4, the Vendor hereby covenants with the Purchaser to pay from time to time to the Purchaser an amount equal to fifty per cent. (50%) of:
(a)	any Actual Tax Liability of Connect Holdings which arises:
(i)	as a consequence of a Relevant Event occurring or entered into on or before Completion; or

(ii)	in respect of any income, profits or gains earned, accrued or received on or before Completion;
(b)	any Deemed Tax Liability of Connect Holdings; and

(c)	any costs and expenses reasonably and properly incurred or payable in connection with any Tax Liability which is the subject of a successful claim under this clause 2.2.
2.3	Subject to clause 2.4, the Vendor hereby covenants with the Purchaser to pay from time to time to the Purchaser an amount equal to fifty per cent. (50%) of:
(a)	any Actual Tax Liability of Connect which arises:
(i)	as a consequence of a Relevant Event occurring or entered into on or before Completion; or

(ii)	in respect of any income, profits or gains earned, accrued or received on or before Completion;
(b)	any Deemed Tax Liability of Connect; and

(c)	any costs and expenses reasonably and properly incurred or payable in connection with any Tax Liability which is the subject of a successful claim under this clause 2.3.
2.4	The covenants contained in clauses 2.1 to 2.3 (inclusive) shall not apply to any Tax Liability to the extent that:
(a)	it has been paid on or before Completion and such payment is reflected in or has been taken into account for the purpose of the Financial Model or it has been taken into account for the purpose of computing or establishing the Post-Completion Tax Payment;

(b)	it arises as a result of or by reference to income, profits or gains actually earned or received by or actually accrued to the Company on or before Completion and not reflected in the Financial Model;

(c)	it would not have arisen or is increased as a result of any failure by the Company or the Purchaser to comply with its obligations under this deed;

(d)	it would not have arisen but for the passing of or any change in, after the date of Completion, any law, rule, regulation, interpretation of the law or administrative practice of any government, governmental department, agency or regulatory body or an increase in the rate of Tax or any imposition of Tax not actually or prospectively in force at the date of the Sale Agreement or any withdrawal of any extra-statutory concession after such date;

(e)	it comprises interest or penalties arising by virtue of any underpayment of Tax prior to Completion under the Instalment Payments Regulations insofar as any such underpayment would not have been an underpayment but for a bona fide estimate made prior to Completion of the amount of income, profits or gains to be earned, which proves to be incorrect by reason of a Relevant Event occurring after Completion or it arises as a result of the Company ceasing on or after Completion to be eligible either for the corporation tax starting rate or the small companies rate of Tax (as the case may be);

(f)	it would not have arisen but for:
(i)	any claim, election, surrender or disclaimer made, or notice or consent given, or any other thing done after the date of Completion (other than one the making, giving or doing of which was taken into account in computing or establishing the Post-Completion Tax Payment or for the purpose of the Financial Model) by the Purchaser, the Company or any member of the Purchaser’s Group otherwise than:
(A)	either (i) in the ordinary course of the business of the Company as carried on at Completion, (ii) as compelled by law in force on or prior to Completion, or (iii) pursuant to a legally binding obligation of the Company created on or before the date of this deed; and

(B)	where the Purchaser or the Company knew, or ought reasonably to have known, that such claim, election, surrender or disclaimer made or notice or consent given, or other thing done would give rise to such Tax Liability (a reference to the Purchaser or Company’s knowledge or reasonable knowledge for the purpose of this clause 2.4(f)(i) shall include a reference to any matters set out or referred to in the Tax Disclosure Letter and any matters which the Purchaser or the Company ought to be aware of if it had sought and obtained appropriate professional advice in relation to the impact of the claim, election, surrender, disclaimer, notice, consent or other thing done on the Tax affairs of the Company).
(ii)	the failure or omission by the Company to make any claim, election, surrender or disclaimer, or give any notice or consent or do any other thing the making, giving or doing of which was taken into account in computing or establishing the Post-Completion Tax Payment or for the purpose of the Financial Model but only to the extent that the Purchaser has been notified in writing within a reasonable amount of time of the need to make any such claim, election, surrender or disclaimer or knew or ought reasonably to have known about the need to do so (a reference to the Purchaser or Company’s knowledge or reasonable knowledge for the purpose of this clause 2.4 (f)(ii) shall include a reference to any matters set out or referred to in the Tax Disclosure Letter and any matters which the Purchaser or the Company ought to be aware of if it had sought and obtained appropriate professional advice in relation to the Tax affairs of the Company);
(g)	it would not have arisen but for some act, omission, transaction or arrangement carried out at the written request or with the written approval of the Purchaser prior to Completion or which is expressly authorised by the Sale Agreement (excluding, for the avoidance of doubt, the sale of the Shares or the assignment of the MYL Debt pursuant to the Sale Agreement);

(h)	any Relief (other than a Purchaser’s Relief but including the surrender to the Company of any Reliefs or losses by the Vendor or any member of the Vendor’s Group at no cost to the Company) is available to the Company to set against or otherwise mitigate the Tax Liability in question or would be available on the making of an appropriate claim;

(i)	it arises as a result of any change after Completion in any accounting policy (including the length of any accounting period for Tax purposes), any Tax or accounting basis or practice of the Company other than any change necessary to comply with the law in force at Completion or intended to bring the accounting policy of the Company into line with generally accepted accounting practice as used by companies carrying on the same type of business as the Company as at Completion;

(j)	it would not have arisen but for a cessation of or any change in the nature or conduct of any business carried on by the Company being a cessation or change occurring on or after Completion;

(k)	the Company has satisfied such Tax Liability at no cost to the Company by receiving cash from a person or persons other than the Purchaser or any member of the Purchaser’s Group;

(l)	any amount in respect of such Tax Liability has been recovered under the Warranties or otherwise under the Sale Agreement or this deed (or in either case would have been so recovered but for a threshold or de minimis provision limiting liability) or the Vendor’s Group has made payment in respect of such Tax Liability pursuant to sections 767A and 767AA of the TA 1988 or any other provision in the United Kingdom or elsewhere imposing liability on the Vendor or any member of the Vendor’s Group for Tax primarily chargeable against the Company;

(n)	the Tax Liability arises by virtue of the application of Schedule 28AA of the TA 1988 (as amended from time to time) and may be mitigated by the making of balancing payments as provided for in Schedule 28AA of the TA 1988 (whether or not such balancing payments are in fact made, except that where balancing payments may be made to the Company by the Vendor or any member of the Vendor’s Group, such balancing payments must actually be made in order for this Clause 2.4(n) to apply);

(o)	the liability of the Vendor in respect thereof is limited or restricted pursuant to the provisions of schedule 4 (Limitation on Liability) of the Sale Agreement where those provisions are expressly stated to apply in relation to the Tax Deed; or

(p)	it arises in connection with the MYL Debt or the Connect Debt (or any payments made or assumed to be made in connection with either the MYL Debt or the Connect Debt) in either case after Completion.
2.5	Any payment made under this deed between the parties (including in particular any payments made pursuant to clauses 2.1, 2.2 or 2.3 hereof by the Vendor to the Purchaser) shall be treated as an adjustment to the consideration paid by the Purchaser under the Sale Agreement for the Shares.

3.	TIMING

Where the Vendor becomes liable to make any payment pursuant to clauses 2.1, 2.2 or 2.3, the due date for the making of that payment shall be the later of seven days after the date of demand therefor and:
(a)	insofar as the claim relates to an Actual Tax Liability, three days before the last day on which a payment of that Tax may be made by the Company without incurring any liability to interest and/or penalties;

(b)	insofar as the claim arises in respect of a Deemed Tax Liability:
(i)	which relates to the loss, non-availability or reduction of a repayment of Tax, three days before the day on which such repayment (or increased repayment) of Tax would have been due;

(ii)	which relates to the loss, non-availability or reduction of any Accounts Relief other than a repayment of Tax, three days before the last date on which the Company must (to avoid any charge to interest/penalties) pay any Tax which it would not, but for such loss, non-availability or reduction have had to pay;

(iii)	which relates to the utilisation or set-off of a Purchaser’s Relief against any Actual Tax Liability, three days before the last date on which the Company would, but for such utilisation or set-off have been liable to pay such Actual Tax Liability to avoid any charge to interest/penalties;

(iv)	which relates to the loss by the Company of any right to receive any payment for Group Relief, three days before the date on which such payment would otherwise have been received;

(v)	which relates to any liability of the Company to make any payment for Group Relief, three days before the day on which the Company is liable to pay such amount;

(vi)	which relates to any liability to make a payment of Tax which the relevant company would not have been liable but for being associated with the Vendors Group, three days before the last day on which the payment of that Tax must be made in order to avoid incurring any liability to interest and/or penalties
(c)	insofar as the claim arises pursuant to clause 2.1(c), clause 2.2(c) or clause 2.3(c), the day on which the costs and expenses fall due for payment.
4.	RIGHT TO REIMBURSEMENTS AND CREDITS

4.1	If the Purchaser or the Company is or becomes entitled to recover from some other person any amount as a result of or by reference to any Tax Liability which is likely to result or has resulted in a payment by the Vendor to the Purchaser under this deed , then the Purchaser shall promptly notify the Vendor of the said entitlement and, if so required by the Vendor and if the Vendor undertakes to pay all reasonable costs and expenses properly incurred by the Purchaser and the Company, shall and shall procure that MYL and shall use reasonable endeavours to procure that Connect Holdings or Connect shall enforce that recovery (keeping the Vendor fully informed of progress) and shall apply the same in accordance with clauses 4.2 or 4.3 (as appropriate).

4.2	If the Purchaser or MYL receives a recovery as mentioned in clause 4.1 or a Relief as a result of a Tax Liability which gives rise to a claim by the Purchaser under the terms of this deed then:
(a)	where the Vendor has previously paid any amount in respect of such Tax Liability under this deed, the Purchaser shall promptly pay to the Vendor an amount equal to so much of the recovery or Relief received (less any Tax paid by the recipient and any reasonable costs and expenses incurred by the Purchaser or MYL (to the extent not already recovered from the Vendor) in respect thereof) as does not exceed the amount which the Vendor has previously paid under this deed (together with so much of any interest or repayment supplement paid to the recipient of the recovery or

Relief in respect thereof as corresponds to the proportion of the recovery or Relief accounted for under this clause);

(b)	where the Vendor has not yet paid any amount in respect of such Tax Liability, the amount of such recovery or Relief (less any Tax paid by the recipient and any reasonable costs and expenses incurred by the Purchaser or MYL (to the extent not already recovered from the Vendor) in respect thereof, but together with any interest or repayment supplement received) (together the “MYL Recovered Amount”) shall be offset against any subsequent payment which the Vendor would otherwise have been liable to make.
4.3	If Connect Holdings or Connect receives a recovery as mentioned in clause 4.1 or a Relief as a result of a Tax Liability which gives rise to a claim by the Purchaser under the terms of this deed then:
(a)	where the Vendor has previously paid any amount in respect of such Tax Liability under this deed, the Purchaser shall use reasonable endeavours to procure that Connect Holdings or Connect (as the case may be) shall promptly pay to the Purchaser an amount equal to so much of the recovery or Relief received (less any Tax paid by the recipient in respect thereof) as does not exceed the amount which the Vendor has previously paid under this deed (together with so much of any interest or repayment supplement paid to the recipient of the recovery or Relief in respect thereof as corresponds to the proportion of the recovery or Relief accounted for under this clause) provided that the amount so paid to the Purchaser by Connect Holdings or Connect shall not be required to exceed 50% of any recovery or Relief received and upon receipt of such amount the Purchaser shall pay to the Vendor such amount (less any Tax paid by the Purchaser in respect thereof);

(b)	where the Vendor has not yet paid any amount in respect of such Tax Liability, 50% of the amount of such recovery or Relief (less 50% of any Tax paid by the recipient in respect thereof, but together with 50% of any interest or repayment supplement received) (together the “Connect Recovered Amount”) shall be offset against any subsequent payment which the Vendor would otherwise have been liable to make.
4.4	To the extent MYL Recovered Amount or the Connect Recovered Amount exceeds the amount which the Vendor has previously paid under this deed or the amount of any subsequent payment which would otherwise have been made in respect of that Tax Liability, then such excess shall be carried forward and set off against any future claims made against the Vendor under this deed.

5.	OVERPROVISIONS

5.1	The Vendor may require the auditors for the time being of MYL to certify (at the Vendor’s expense) the existence and amount of any overprovision and the Purchaser shall provide, or procure that MYL provides, any information or assistance reasonably required for the purpose of production by the auditors of a certificate to that effect.

5.2	The Vendor may require the Purchaser to use reasonable endeavours to require the auditors for the time being of Connect Holdings or Connect to certify (at the Vendor’s expense) the existence and amount of any overprovision and the Purchaser shall use reasonable endeavours to procure that Connect Holdings or Connect provides, any information or assistance reasonably required for the purpose of production by the auditors of a certificate to that effect.

5.3	If the relevant auditors certify in accordance with clauses 5.1 or 5.2 that any liability, contingency or provision in or made for the purpose of the Financial Model has proved to be an overprovision, then the amount of such overprovision shall be dealt with in accordance with clause 5.4.

5.4	Where it is provided under clause 5.3 that any amount is to be dealt with in accordance with this clause 5.4:
(a)	the amount of the overprovision shall first be set against any payment then due from the Vendor under this deed or the Sale Agreement;

(b)	to the extent there is an excess, a refund shall be made to the Vendor of any previous payment or payments made by the Vendor under this deed or the Sale Agreement (and not previously refunded) up to the amount of the excess; and

(c)	to the extent that the excess referred to in clause 5.4(b) is not exhausted under that clause, the remainder of that excess shall be carried forward and set against any future payment or payments which become due from the Vendor to the Purchaser under this deed or the Sale Agreement.
5.5.	For the purposes of this clause 5 an overprovision exists if:
(a)	either any liability in respect of Tax or the Post-Completion Tax Payment has been overstated in or for the purpose of the Financial Model, or such liability has been discharged or satisfied below the amount attributed thereto in or for the purpose of the Financial Model (including the Post-Completion Tax Payment);

(b)	any contingency or provision in respect of Tax (including the Post-Completion Tax Payment) in or for the purpose of the Financial Model proves to be overstated; or

(c)	any amount in respect of any Accounts Relief has been understated in or for the purpose of the Financial Model.
6.	REFUNDS

6.1	The Purchaser shall promptly notify the Vendor of any repayment or right to a repayment of Tax which the Company is or becomes entitled to or receives in respect of a Relevant Event occurring or period prior to Completion, where or to the extent that such right or repayment was not included in or for the purpose of the Financial Model as an asset (a “Refund”).

6.2	Any Refund obtained by MYL (less any reasonable costs of obtaining it) shall promptly be paid by the Purchaser to the Vendor.

6.3	The Purchaser shall use reasonable endeavours to procure that 50% of any Refund obtained (less 50% of any reasonable costs of obtaining it) by Connect Holdings or Connect shall be paid by the relevant Company to the Purchaser. Upon receipt of any such amounts, the

Purchaser shall as soon as practicable pay such amounts (less any reasonable costs of obtaining such amounts) to the Vendor.

7.	RESISTANCE OF CLAIMS IN RELATION TO MYL

7.1	If the Purchaser or MYL becomes aware of any Claim for Tax which may result in the Purchaser having a claim against the Vendor under this deed (or which would so result in any such case but for the provisions of clause 2.4), the Purchaser shall give notice to the Vendor in the manner provided by the Sale Agreement and in any event by the later of (a) 21 days prior to the expiry of any time limit in which an appeal against the Claim for Tax has to be made and (b) 7 days after the Purchaser has become so aware and the Vendor shall be entitled at its sole discretion (but after consultation with the Purchaser) to resist such Claim for Tax in the name of the Purchaser or MYL or any of them but at the expense of the Vendor and to have the conduct of any appeal or incidental negotiations PROVIDED THAT:
(a)	the Purchaser shall be kept informed of all relevant material matters pertaining to the Claim for Tax;

(b)	no material written communication pertaining to the Claim for Tax (and in particular no proposal for or consent to any settlement or compromise thereof or that may affect the future liability to Tax of the Purchaser, MYL, Connect Holdings or Connect) shall be transmitted to the relevant Tax Authority or governmental body or authority without the same having been submitted to and approved by the Purchaser, such approval not to be unreasonably withheld or delayed;

(c)	the Vendor shall take account of all reasonable comments of the Purchaser in relation to resisting such Claim for Tax; and

(d)	the Vendor shall take all reasonable steps and use its reasonable endeavours to agree the Claim for Tax with the applicable Tax Authority within a reasonable time.
7.2	The Purchaser shall give and shall procure that MYL gives the Vendor all reasonable co-operation, access and assistance, technical or otherwise, for the purpose of resisting such Claim for Tax.

8.	RESISTANCE OF CLAIMS IN RELATION TO CONNECT HOLDINGS AND CONNECT

8.1	If the Purchaser becomes aware of any Claim for Tax which may result in the Purchaser having a claim against the Vendor under clauses 2.2 or 2.3 of this deed, the Purchaser shall give notice to the Vendor in the manner provided by the Sale Agreement and in any event by the later of (a) 21 days prior to the expiry of any time limit in which an appeal against the Claim for Tax has to be made and (b) 7 days after the Purchaser has become so aware and the Vendor shall be entitled at its sole discretion (but after consultation with the Purchaser) to have the same rights in relation to resisting such Claim for Tax and conduct of any appeal or incidental negotiations as the Purchaser has in relation to Connect Holdings and Connect or any of them but at the expense of the Vendor PROVIDED THAT:
(a)	the Purchaser shall be kept informed of all relevant material matters pertaining to the Claim for Tax;

(b)	no material written communication pertaining to the Claim for Tax (and in particular no proposal for or consent to any settlement or compromise thereof) shall be transmitted to the relevant Tax Authority or governmental body or authority without the same having been submitted to and approved by the Purchaser, such approval not to be unreasonably withheld or delayed;

(c)	the Vendor shall take account of all reasonable comments of the Purchaser in relation to resisting such Claim for Tax; and

(d)	the Vendor shall take all reasonable steps and use its reasonable endeavours to agree the Claim for Tax with the applicable Tax Authority within a reasonable time.
8.2	The Purchaser shall give and shall use its reasonable endeavours to procure that Connect Holdings and Connect give the Vendor all reasonable co-operation, access and assistance, technical or otherwise, for the exercising of the Vendor’s rights pursuant to clause 8.1.

8.3	The Vendor’s rights under clauses 7 and 8 shall cease and the Purchaser shall have the conduct of resisting the Claim for Tax absolutely (without prejudice to its rights under this deed) and shall be free to pay or settle the Claim for Tax on such terms as the Purchaser or MYL in its absolute discretion see fit, if:
(a)	the Vendor does not request that conduct of resisting the Claim for Tax be delegated to the Vendor in accordance with 7.1 or 8.1 (as appropriate) within a reasonable amount of time having regard to the nature of the Claim for Tax and the existence of any time limit in relation to avoiding, disputing or defending, resisting, appealing or compromising such Claim for Tax and which period shall not in any event:
(i)	exceed a period of 30 days commencing with the date of the notice given pursuant to clauses 7.1 or 8.1 as appropriate);

(ii)	end later than 7 days prior to the last date on which an appeal may be made in relation to the Claim for Tax in question provided that the Vendor has had at least 7 days notice of the Claim for Tax in question;
(b)	The Vendor notifies the Purchaser of the Company to the effect that it no longer wishes to resist the Claim for Tax;

(c)	a Tax Authority alleges that (prior to Completion) there was any action or omission by MYL or that (at any time) there was any action or omission by the Vendor in relation to MYL which constitutes fraudulent conduct; or

(d)	in the reasonable opinion of the Purchaser, the Vendor is in material non-remedial breach of its obligations under clause 7.1 or 8.1 (as appropriate) or are in material remedial breach and fail to remedy such breach within 14 days following service by the Purchaser of a written notice specifying the breach and requiring it to be remedied.

9.	TAX RETURNS ETC. OF MYL

9.1	Subject to clause 9.2, the Vendor or its duly authorised agent shall at the cost of MYL be responsible for and have the conduct of preparing, submitting and agreeing all Tax Returns of MYL for all accounting periods ending on or before the date of Completion. The Purchaser shall afford (or procure to be afforded) to the Vendor or its duly authorised agent such information and assistance as may reasonably be required to prepare, submit and agree all such Tax Returns.

9.2	The Vendor shall, or shall procure that their duly authorise agents shall:
(a)	submit any Tax Returns referred to in clause 9.1 and all other correspondence and documents that are to be submitted in connection with such Tax Returns which have not been submitted to the applicable Tax Authority before Completion to the Purchaser at least 21 days before the date on which it is required to be filed with the applicable Tax Authority without incurring interest and penalties;

(b)	take account of all reasonable comments of the Purchaser in relation to such Tax Returns, correspondence and other documents;

(c)	not without the prior written consent of the Purchaser (not to be unreasonably withheld or delayed) agree any matter with any Tax Authority;

(d)	keep the Purchaser fully and promptly informed of the progress of any negotiations with any Tax Authority;

(e)	take all reasonable steps and use its reasonable endeavours to ensure that the Tax returns referred to in clause 9.1 above are prepared and agreed with the applicable Tax Authority as soon as possible.
9.3	The Purchaser shall procure that MYL shall cause the Tax Returns referred to in clause 9.1 and all such claims, disclaimers, surrenders and elections as may be directed by the Vendors relating to all accounting periods ending on or before the date of Completion (and such other claims, surrenders and elections necessary to mitigate any Tax Liability which has given or would otherwise give rise to a claim under this deed) to be authorised, signed and returned to the Vendor or its duly authorised agent for submission to the appropriate Tax Authority without undue or unreasonable delay provided that the Purchaser shall not be required to take any such action in relation to any such document that is not full, true and accurate in all material respects.

9.4	The Purchaser agrees that the Vendor shall at the cost of MYL have the sole conduct of any correspondence, negotiations or dispute relating to the Tax Returns referred to in clause 9.1 and of any appeal in relation thereto (subject to the provisions of clause 7) and the Purchaser shall give and shall procure that MYL gives to the Vendor all such assistance as may reasonably be necessary for the Vendor or its duly authorised agent to have the aforementioned conduct provided that the Purchaser shall be informed of the outcome of any such dispute.

9.5	The Purchaser or its duly authorised agents shall (subject to clause 9.2) be responsible for and have the conduct of preparing, submitting and agreeing the Tax Return for the accounting period in which Completion takes place subject to such Tax Return being submitted in draft form to the Vendor or its duly authorised agent for comment a reasonable time before the same is due to be sent to the relevant Tax Authority. The Vendor or its agent shall comment within 21 days of such submission and if the Purchaser has not received comments within that period, the Vendor or its agents shall be deemed to have approved such draft computations. If the Vendor or its agents have any comments or suggestions, the Purchaser or its agents shall not unreasonably refuse to adopt such comments or suggestions provided always that nothing herein shall oblige the Purchaser to submit any computation or other document unless the Purchaser is satisfied that the same is accurate and complete in all material respects. The Vendor and the Purchaser shall respectively afford (or procure to be afforded) to the other or its duly authorised agents such information and assistance as may reasonably be required to prepare, submit and agree such Tax Return.

9.6	Subject to clauses 8.3 of this deed, the Purchaser shall procure that no Claim for Tax, Tax Liability, action or issue in respect of which the Vendor could be required to make a payment under this deed is settled or otherwise compromised without the Vendor’s prior written consent, such consent not to be unreasonably withheld, and the Purchaser shall and shall procure that MYL and its advisers do not submit any correspondence or return or send any other document to any Tax Authority in circumstances where the Purchaser or any such person is aware or could reasonably be expected to be aware that the effect of submitting such correspondence or return or sending such document would or could be to put such Tax Authority on notice of any matter which could give rise to, or could increase, a claim under this deed without first affording the Vendor a reasonable opportunity to comment thereon and without taking account of such comments so far as it is reasonable to do so.

10.	TAX RETURNS ETC. OF CONNECT HOLDINGS AND CONNECT

10.1	In relation to Connect Holdings and Connect, the Purchaser shall use all reasonable endeavours to ensure that all tax returns and communications with any Tax Authority of which the Purchaser is aware and which may affect the Tax position of Connect Holdings and Connect or either of them shall first be sent in draft to the Vendor and the Purchaser shall use reasonable endeavours to procure that Connect Holdings and Connect incorporate any reasonable comments of the Vendor.

10.2	Subject to clause 8.3 of this deed, the Purchaser shall use reasonable endeavours to procure that no Claim for Tax, Tax Liability, action or issue in respect of which the Vendor could be required to make a payment under clauses 2.2 or 2.3 of this deed is settled or otherwise compromised without the Vendor’s prior written consent, such consent not to be unreasonably withheld, and the Purchaser shall and shall use reasonable endeavours to procure that Connect Holding, Connect and its advisers do not submit any correspondence or return or send any other document to any Tax Authority in circumstances where the Purchaser or any such person is aware or could reasonably be expected to be aware that the effect of submitting such correspondence or return or sending such document would or could be to put such Tax Authority on notice of any matter which could give rise to, or could increase, a claim under this deed without first affording the Vendor a reasonable opportunity to comment thereon and without taking account of such comments so far as it is reasonable to do so.

11.	COUNTER INDEMNITY

11.1	The Purchaser hereby covenants with the Vendor to pay to the Vendor, an amount equal to any of the following:
(a)	any liability for Tax for which the Vendor or any member of the Vendor’s Group becomes liable by virtue of the operation of sections 767A, 767AA and 767B of the TA 1988 in circumstances where the taxpayer company (as referred to in section 767A(1)) and/or the transferred company (as referred to in section 767AA(1)) is the Company;

(b)	any liability for Tax (arising by reference to income, profits or gains of the Company arising after Completion) for which any member of the Vendor’s Group becomes liable by virtue of the relationship between that member of the Vendor’s Group and the Company at any time on or before Completion;

(c)	any liability or increased liability to Tax of any member of the Vendor’s Group which arises as a consequence of or by reference to any of the following occurring or being deemed to occur after Completion:
(i)	the disposal by the Company of any asset or of any interest in or right over any asset;

(ii)	the making by the Company of any such payment or deemed payment as constitutes a chargeable payment for the purposes of section 214 of the TA 1988;

(iii)	the Company ceasing to be resident in the United Kingdom for the purposes of any Tax;

(iv)	the effecting by the Company of any such payment or transfer of assets as constitutes the receipt by another person of an abnormal amount by way of dividend (as defined in section 709 of the TA 1988);
(d)	any liability or increased liability to Tax of the Vendor or any member of the Vendor’s Group which arises as a result of or by reference to any reduction or disallowance of Group Relief that would otherwise have been available to the Vendor or the relevant member of the Vendor’s Group where and to the extent that such reduction or disallowance occurs as a result of or by reference to:
(i)	any total or partial withdrawal effected by the Company after Completion of any surrender of Group Relief that was submitted by the Company to the relevant Tax Authority on or before Completion in respect of any accounting period ended on or before Completion; or

(ii)	any total or partial disclaimer made by the Company after Completion of any capital allowances available to the Company in respect of any accounting period ended on or before Completion where the claiming of such capital allowances was taken into account in computing (and so reducing) the provision or reserve for Tax or deferred Tax in the Financial Model, save where any such withdrawal or disclaimer is made at the express written request of the Vendor; and

(e)	any other liability to Tax for which the Vendor or any member of the Vendor’s Group becomes liable as a result of the failure by the Company or any member of the Purchaser’s Group to discharge the same.
11.2	The covenant contained in clause 11.1 shall:
(a)	extend to all costs reasonably and properly incurred by the Vendor or such other person in connection with such liability to Tax under clause 11.1;

(b)	not apply to any liability to Tax to the extent that the Purchaser could claim payment in respect of it under clause 2.1, 2.2 or 2.3 provided that such liability to Tax does not arise as a consequences of the failure by the Purchaser or any member of the Purchaser’s Group to discharge any Tax Liability of the Company in respect of which the Purchaser has previously recovered from the Vendor under this Deed;

(c)	not apply to the extent that an amount has been recovered by the Vendor or a member of the Vendor’s Group under any relevant tax statute (and the Vendor shall procure that no such recovery is sought under any relevant tax statute from the Purchaser or any member of the Purchaser’s Group to the extent that payment is made under this clause 11); and

(d)	apply mutatis mutandis to any liability to Tax for which the Vendor or any other person is liable as a result of the application in any jurisdiction other than the United Kingdom of any rule of law or legislation equivalent to that mentioned in clause 11.1(a) and 11.1(c).
11.3	Clauses 3 and 7 of this deed shall apply to the covenants contained in this clause 11 as they apply to the covenants contained in clauses 2.1, 2.2 and 2.3, replacing references to the Vendor by the Purchaser (and vice versa) and making any other necessary modifications.

12.	GROSS UP

12.1	All sums payable by either party to the other under this deed shall be paid free and clear of all deductions or withholdings (including Tax) unless the deduction or withholding is required by law, in which event, or in the event that the recipient shall incur any liability for Tax chargeable or assessable in respect of any payment pursuant to this deed, the payer shall pay such additional amounts as shall be required to ensure that the net amount received and retained by the recipient (after Tax) will equal the full amount which would have been received and retained by it had no such deduction or withholding been made and/or no such liability to Tax been incurred and in applying this clause 12, account shall be taken of the extent to which any liability for Tax may be mitigated or offset by any Tax actually saved by the recipient.

12.2	If, following the payment of an additional amount under clause 12.1 above, the recipient subsequently obtains a saving, reduction, credit or payment in respect of the deduction or withholding giving rise to such additional amount, the recipient shall pay to the payer a sum equal to the amount of such saving, reduction, credit or payment (in each case to the extent of the additional amount) such payment to be made within seven days of the receipt of the saving, reduction, credit or payment as the case may be.

13.3	If the Purchaser assigns or transfers the benefit of this deed to any other party in accordance with clause 11.3 of the Sale Agreement, clause 12.1 shall only apply to the extent that it would have applied had the benefit of this deed not been so assigned or transferred provided that the Vendor is not worse off as a result of the assignment or transfer of the benefit of this deed by the Purchaser or any successor in title.

13.	MISCELLANEOUS

13.1	In determining the amount of any recovery, the amount of any Relief or other benefit received by any company or person for the purposes of this deed, any party hereto shall be entitled to require that the auditors of the company or person in question (or if the auditors are unwilling or unable to act such other firm of chartered accountants as may be agreed between the parties or may, in default of agreement, be appointed at the request (and expense) of either party by the President or next available officer of the Institute of Chartered Accountants) shall be instructed to determine the amount in question or whether any earlier determination in respect thereof remains correct in the light of all relevant circumstances including circumstances which have only become known since such earlier determination and the fees of such auditors or accountants shall be paid by such of the parties as the auditors or accountants may themselves determine as being fair and reasonable. Any determination made by the auditors or accountants shall be binding upon the parties who shall make such adjusting payments (if any) as may be required to reflect the same as soon as practicable thereafter.

13.2	The provisions of clauses 10 (Entire Agreement and Remedies) and 11 (Other Provisions) of the Sale Agreement shall apply to this deed as if the same were incorporated herein mutatis mutandis.
IN WITNESS whereof this deed has been executed on the date first above written.

EXECUTED and DELIVERED	)
as a DEED on behalf of	)
MACQUARIE INFRASTRUCTURE	)
COMPANY LLC by	)

Name:
Director

Name:
Director/Secretary

EXECUTED and DELIVERED as a	)
DEED on behalf of SECONDARY	)
MARKET INFRASTRUCTURE FUND UK LP	)

Name(s):

Authorised Signatory/Signatories